Dated              December 2013

PRL 15 Sale Agreement

between

SPI (208) Limited

and

Total E&P PNG 5 B.V.

i

This PRL 15 sale agreement (this “Agreement”) is made on              December 2013

Between:

(1)	SPI (208) Limited (Company Number 1-31349)

of Level 2, Ravalien Haus, Harbour City, Port Moresby, Papua New Guinea (“Seller”).

(2)	Total E&P PNG 5 B.V. (Dutch Trade Register 56075855)

of Bordewijklaan 18, 2591 XR The Hague, The Netherlands (“Buyer”).

Whereas:

The Seller has agreed to sell and the Buyer has agreed to buy the Assigned Interest.

It is agreed:

as set out in the operative part of this Agreement, in consideration of, among other things, the mutual promises contained in this Agreement.

1.	Definitions and Interpretation

1.1	Definitions

The meanings of the terms used in this Agreement are set out below.

“2C Condensate” means 2C Contingent Resources of Condensate, where 2C has the meaning given in Appendix A: Glossary of Terms Used In Resource Evaluations of the PRMS.

“2C Hydrocarbon Gas” means 2C Contingent Resources of Hydrocarbon Gas, where 2C has the meaning given in Appendix A: Glossary of Terms Used In Resource Evaluations of the PRMS.

“2P” has the meaning given in Appendix A: Glossary of Terms Used In Resource Evaluations of the PRMS.

“Act” means the Oil & Gas Act 1998 (PNG).

“Antelope Field” means the gas field known as the “Antelope Field” within the PRL 15 Area, described in Annex 3.

“Anti-Bribery Laws and Obligations” means for each party, the laws prohibiting bribery in the countries of such party’s place of incorporation, principal place of business, and/or place of registration as an issuer of securities, and/or in the countries of such party’s ultimate parent company’s place of incorporation, principal place of business, and/or place of registration as an issuer of securities.

“Appraisal Carry Costs” has the meaning given in clause 3.8.

“Appraisal Work Program” means the work program to appraise the PRL 15 Field as set out in clause 8 .

“Approval Documents” means:

(a)	this Agreement; and

(b)	the PRL 15 Transfer.

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“Assets” means collectively:

(a)          the PRL 15 Records;

(b)          the PRL 15 Title; and

(c)          the PRL 15 Assets.

“Assigned Interest” means a sixty one decimal two nine zero three (61.2903%) undivided interest in the Assets.

“Auditor” has the meaning given in clause 3.9(f).

“Authorisation” means any approval, licence, consent, authority or permit, planning consents, land use rights, natural resource use rights or other approvals, including all relevant conditions and restrictions.

“Business” means the business carried out by the Seller from time to time in relation to the Assigned Interest.

“Business Day” means a day on which banks are open for business in Singapore and New York City, New York, The Hague, The Netherlands, Paris, France and Port Moresby, Papua New Guinea other than a Saturday, Sunday or public holiday in Singapore or New York City, New York or Paris, France, The Hague, The Netherlands or Port Moresby, Papua New Guinea.

“Buyer Group” means the Buyer and each of its Related Bodies Corporate and “Buyer Group Member” means any member of the Buyer Group.

“Buyer Warranties” means the representations and warranties in Schedule 2.

“Carried Exploration Well” has the meaning given in clause 3.11(a).

“Claim” means any claim, Demand, legal proceedings, cause of action, liability, judgement, loss, cost or expense (including legal or other professional fees) for any matter arising in connection with this Agreement, including any claim, Demand, legal proceedings or cause of action:

(a)	based in contract (including breach of warranty);

(b)	based in tort (including misrepresentation or negligence);

(c)	under common law; or

(d)	under statute.

“Completion” means completion of the sale and purchase of the Assigned Interest under clause 7.

“Completion Date” means the date on which Completion occurs.

“Completion Payment” means the sum of six hundred and thirteen million U.S. dollars (US$613,000,000) and the amount of the Assigned Interest share of the Post-Effective Date Expenditure as set out in the Interim Adjustment Statement.

“Completion Steps” means the steps that each party must carry out at Completion which are set out in Schedule 3.

“Conditions” means the conditions set out in clause 2.1.

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“Condensate” has the meaning given in Appendix A: Glossary of Terms Used In Resource Evaluations of the PRMS.

“Consequential Loss” means any of the following howsoever caused or arising whether under common law, equity, contract, or in tort (including negligence) (statutory or otherwise):

(a)	loss of production, failure or inability to produce, process, take delivery of, transport or deliver or delay in producing, processing, taking delivery of, transporting or delivering hydrocarbons;

(b)	any loss associated with business interruption including the cost of overheads incurred during business interruption or deferment of revenue or income, loss of or failure to obtain any contract or other business opportunity; or

(c)	any loss, damage, cost and expense arising out of any action, claim, suit, demand or judgment resulting from or arising out of any of the foregoing;

in each of the above cases whether considered direct or indirect loss under English law and whether or not reasonably foreseeable at the date of this Agreement, but shall not include any amount of Purchase Price.

“Contingent Resources” has the meaning given in Appendix A: Glossary of Terms Used In Resource Evaluations of the PRMS.

“Control” means in relation to an entity (for the purposes of this definition, the “Relevant Entity”) having the power whether held directly or indirectly and by whatever means (and whether or not enforceable at law) to:

(a)	exercise or control the right to vote attached to more than fifty percent (50%) of the issued shares in the Relevant Entity;

(b)	dispose of or exercise a right of disposal in respect of more than fifty percent (50%) of the issued voting shares in the Relevant Entity;

(c)	appoint more than one half of the number of directors to the board or other governing body of the Relevant Entity; or

(d)	directly or indirectly direct or procure the direction of the management and protocols of the Relevant Entity, whether through the ownership of shares, by contract or otherwise.

“Companies Act” means the Companies Act 1997 (PNG).

“Cut Off Date” means the date falling six (6) months after the date of this Agreement or such later date as the parties may agree.

“Deductible” has the meaning given in clause 10.4(a).

“Defaulting Party” has the meaning given in clause 7.3(a).

“Demand” means a written notice of, or written demand for, an amount payable.

“Disclosure Letter” means a letter (together with attachments to the letter) given, prior to the execution of this Agreement, by the Seller to the Buyer and acknowledged by the Buyer disclosing facts, matters and circumstances that are, or may be, inconsistent with the Seller Warranties.

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“Disclosure Materials” means:

(a)	all documents and information that were at any time during the period from 17 October 2013 to ten (10) Business Days prior to the date of this Agreement contained in the data room established by or on behalf of the Seller and made available to the Buyer, its representatives or advisers;

(b)	all information set out in any document provided by or on behalf of the Seller Group, or any of its advisers or representatives to the Buyer Group or any of its advisers or representatives in connection with the negotiations for the Sale;

(c)	all written answers given to written questions submitted by the Buyer, its representatives or advisers as part of the question and answer process; and

(d)	the information set out in the Disclosure Letter,

electronic copies of the items contained in items (a), (c) and (d) are contained in a DVD initialled by (for the purposes of identification only) and exchanged between the Buyer and the Seller at Completion.

“Discovery Bonus” has the meaning given in clause 3.11(e).

“Discovery Bonus Certification” has the meaning given in paragraph (b) of Schedule 6 – Part 6.

“Dispute” has the meaning given in clause 15.3(c).

“Disputed Items” has the meaning given in clause 3.9(d).

“Duty” means any stamp, transaction or registration duty or similar charge imposed by any Governmental Agency including any fees payable under the Act and any interest, fine, penalty, charge or other amount imposed in respect of any of them, but excludes any Tax.

“Effective Date” means 1 January 2014.

“Elk Field” means the gas field known as the “Elk Field” within the PRL 15 Area, described in Annex 3.

“Encumbrance” means:

(a)	an interest or power reserved in or over an interest in any asset including any retention of title by way of security for the payment of a debt, any other monetary obligation or the performance of any other obligation;

(b)	an interest or power created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power by way of security for the payment of a debt, any other monetary obligation or the performance of any other obligation;

(c)	a right, interest or arrangement which has the effect of giving another person a preference, priority or advantage over creditors, including any right of set-off by way of security for the payment of a debt, any other monetary obligation or the performance of any other obligation;

(d)	a right that a person (other than the owner) has to remove something from land (known as a profit à prendre), easement, right of way, restrictive or positive covenant, lease or licence to use or occupy;

(e)	a third party contractual right or interest (including a royalty); and

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(f)	a third party right or interest or any right arising as a consequence of the enforcement of a judgment,

and includes any agreement to create any of the above and any caveat over the PRL 15 Title or any security interest of any kind however created or arising, whether legal or equitable, or any other agreement or arrangement (including a sale and repurchase arrangement) having similar effect.

“Expert” has the meaning given in paragraph (c) of Schedule 6 – Part 6 and “Experts” means both of them.

“FID” has the meaning given in the PRL 15 JOA.

“FID Payment” means the sum of one hundred and twelve million U.S. dollars (US$112,000,000).

“Final Adjustment Statement” has the meaning given in clause 3.9(c)(i).

“Final Resource Certification” has the meaning given in paragraph (b) of Schedule 6 – Schedule 6Part 1Part 1.

“Final Resource Instruction” means the instruction letter to each Expert relating to the Final Resource Certification in the form set out in Schedule 7 – Part 2.

“Final Resource Payment” means has the meaning given in Schedule 6 – Part 4 or Schedule 6 – Part 5 (as the case may be).

“Final Resource Payment Date” means the date that is ten (10) Business Days after the date on which the last Expert issues its Final Resource Certification.

“First LNG Cargo” means the first commercial cargo of liquefied Natural Gas derived from Natural Gas produced from the PRL 15 Area.

“First LNG Cargo Payment” means the sum of one hundred million U.S. dollars (US$100,000,000).

“Fundamental Claim” means a Claim for breach of a Fundamental Warranty.

“Fundamental Warranties” means the Seller Warranties set out in paragraphs 1, 2, 3, 4(a), 4(c), 4(d), 7 and 10 of Schedule 1.

“Government” means the government of Papua New Guinea including all its ministries, agencies and instrumentalities.

“Governmental Agency” means any government or governmental, administrative, monetary, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity in any part of the world including the Government.

“Holding Company” means in relation to an entity (for the purposes of this definition, the “Relevant Entity”), an entity which Controls the Relevant Entity.

“Hydrocarbon Gas” means Natural Gas other than Condensate and non-hydrocarbon compounds.

“Immediately Available Funds” means cash, bank cheque or telegraphic or other electronic means of transfer of cleared funds into a bank account nominated in advance by the payee.

“Indirect Participation Agreement” means each of the PNGDV Agreement and the IPI Agreement.

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“Insolvent” in relation to a party means where:

(a)	the party is (or states that it is) an insolvent under administration or insolvent or in liquidation;

(b)	the party is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute or dissolved;

(c)	the party is taken under any statute to have failed to comply with a statutory demand;

(d)	an order is made or an effective resolution is passed for the winding up or dissolution without winding up (otherwise than for the purposes of reconstruction or amalgamation) of the party, and such order or resolution is not set aside or withdrawn within five (5) Business Days of being made or passed;

(e)	a receiver, receiver and manager, judicial manager, liquidator, administrator or like official is appointed over the whole or a substantial part of the undertaking or property of the party, and such appointment is not set aside or terminated within five (5) Business Days of occurring;

(f)	a holder of an Encumbrance takes possession of the whole or any substantial part of the undertaking and property of the party;

(g)	anything analogous or having a substantially similar effect to any of the events specified above happens under the law of any applicable jurisdiction; or

(h)	the party is otherwise unable to pay its debts as they fall due; or

(i)	to the extent that a company is incorporated in PNG, the party is not able to satisfy the solvency test in the Companies Act.

“Insurance” has the meaning given in paragraph 5 of Schedule 1.

“Interest Rate” means interest compounded on a monthly basis, at the rate per annum equal to the three (3) month term, London Interbank Offered Rate (LIBOR) for U.S. dollar deposits, as published in London by the Financial Times or if not so published, then by The Wall Street Journal applicable on the first (1st) Business Day prior to the due date of payment and thereafter on the first (1st) Business Day of each succeeding calendar month however, if the resulting rate is contrary to any applicable usury law, then the rate of interest to be charged shall be the maximum rate permitted by applicable law.

“Interim Adjustment Statement” has the meaning given in clause 3.9(a)(i).

“Interim Resource Certification” has the meaning given in paragraph (b) of Schedule 6 – Part 6.

“Interim Resource Instruction” means the instruction letter to each Expert relating to the Interim Resource Certification in the form set out in Schedule 7 – Part 1.

“Interim Resource Payment” has the meaning given in Schedule 6 – Part 4.

“Interim Resource Payment Date” means the date that is ten (10) Business Days after the date on which the last Expert issues its Interim Resource Certification.

“InterOil” means InterOil Corporation (company registration number 504900) of 111 Somerset Road, #06-05 TripleOne Somerset, Singapore.

“IPI Agreement” means the Amended and Restated Indirect Participation Interests Agreement dated 25 February 2005, as subsequently amended by an Amendment Agreement No.1 to Amended and Restated Indirect Participation Interests Agreement dated as of 15 December 2005, and as further amended by Amendment No. 2 to Amended and Restated Indirect Participation Interests Agreement dated as of 15 June 2012.

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“Loss” means losses, liabilities, damages, costs, charges, expenses, fines and penalties and includes Taxes and Duties.

“Material Adverse Effect” means a material and adverse effect on the ownership or value of the Assigned Interest taken as a whole; provided, however, that no change, event, circumstance, effect or other circumstance resulting whether directly or indirectly from any of the following shall be deemed or considered, either alone or in combination, to constitute a Material Adverse Effect:

(a)	any change in laws or accounting procedures or the interpretation or enforcement of any thereof;

(b)	any announcement regarding the transactions contemplated by this Agreement;

(c)	actions or any inactions taken by any Seller Group Member in compliance with its obligations under this Agreement;

(d)	changes in conditions generally affecting the oil and gas industry and market, including any rules, regulations or judicial or regulatory decisions affecting the oil and gas industry, and any certification or valuation methodology;

(e)	general economic, political or financial market conditions (including changes in interest rates, foreign exchange rates, gas and other commodity prices and Tax rates);

(f)	any outbreak or escalation of hostilities (including any declaration of war) or acts of terrorism;

(g)	any failure to meet internal projections or forecasts, provided that the underlying cause of any such failure may be taken into consideration in making such determination; and

(h)	any expenses incurred in connection with the negotiation, documentation and execution of this Agreement and the consummation of the transaction contemplated by this Agreement,

and provided, further, that Material Adverse Effect shall not include any change or effect, having an adverse effect of less than three hundred million U.S. dollars (US$300,000,000) and any change or effect, having an adverse effect of greater than three hundred million U.S. dollars (US$300,000,000) shall be deemed to be a “Material Adverse Effect”.

“Minister” has the meaning given in the Act.

“Natural Gas” has the meaning given in Appendix A: Glossary of Terms Used In Resource Evaluations of the PRMS).

“Notice of Dispute” has the meaning given in clause 15.3(a).

“Notifying Party” has the meaning given in clause 7.3(a).

“Operator” means the person designated as the “Operator” under the PRL 15 JOA.

“PacLNG Interest” means, as at the Effective Date, an aggregate twenty two decimal eight three five percent (22.835%) interest in the PRL 15 Title and the JOA applicable to PRL 15 as at the date of this Agreement, which interest is held by the following entities:

(a)	PAC LNG Investments Limited (2.500%);

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(b)	PAC LNG Assets Limited (6.750%);

(c)	PAC LNG International Limited (5.100%);

(d)	PAC LNG Overseas Limited (5.000%); and

(e)	PAC LNG Holdings Limited (3.485%).

“PDL” means a Petroleum Development Licence granted under the Act to develop a field for commercial production.

“Permitted Encumbrance” means:

(a)	any matter or obligation that arises under the Act or any law that regulates the Business;

(b)	the right of the Government pursuant to the Act, exercisable at the Government’s option upon the grant of a PDL in respect of a petroleum project based on the resources produced from a licence, to acquire up to a 22.5% participating interest in that petroleum project (and to a corresponding interest in the relevant PDL and the joint venture operating agreement that applies to that project);

(c)	any Encumbrances created by or arising from the Approval Documents; and

(d)	any Encumbrance arising in the ordinary course of business or operations of the Assigned Interest.

“PNGDV Agreement” means the Amended Indirect Participation Interests Agreement dated as of 1 May 2006, as subsequently amended by the Amended and Restated Indirect Participation Interest Agreement dated 23 November 2012 between PNG Drilling Ventures Limited and InterOil.

“Post-Effective Date Expenditure” means the amount equal to all exploration, operating expenditure, capital expenditure paid, borne or incurred by any Seller Group Member on or after the Effective Date to (but excluding) the Completion Date relating to the PRL 15 Title, as agreed or determined in accordance with clause 3.9.

“PRL 15 2C Resources” means the aggregate of 2C Hydrocarbon Gas and 2C Condensate within the PRL15 Fields as determined under Schedule 6.

“PRL 15 Area” means the area within the external boundaries of the PRL 15 Title as at the date of this Agreement, as described in Annex 3.

“PRL 15 Assets” means the Seller’s interest in all wells, facilities, equipment, materials, assets, plant and equipment, funds and property held for use in the operations or activities within the area of the PRL 15 Title, but excluding the PRL 15 Title and the PRL 15 Records.

“PRL 15 Fields” means the Elk Field and the Antelope Field.

“PRL 15 JOA” means the joint operating agreement to be entered into at Completion between the Seller and the Buyer substantially in the form set out in Annex 1.

“PRL 15 Records” means copies of all:

(a)	work programmes, budgets, authorisations for expenditure, books of account and records;

(b)	geological and geophysical information, including cores, cuttings, samples, seismic data and the benefit of any operational contracts (if any);

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(c)	feasibility studies and reserves reports;

(d)	correspondence with Governmental Agencies; and

(e)	data maps, notes and drawings,

which relate to the PRL 15 Title or the PRL 15 Area, held by any of the Seller Group Members and which are in possession or under the control of a Seller Group Member.

“PRL 15 Title” means Petroleum Retention Licence 15 granted under the Act, the petroleum prospecting licence that previously governed the PRL 15 Area and any tenement or right derived from Petroleum Retention Licence 15 or that covers, relates to or is connected with or in respect of all or any portion of the PRL 15 Area as at the date of this Agreement.

“PRL 15 Transfer” means the transfer from the Seller to the Buyer of a sixty one decimal two nine zero three (61.2903%) legal and beneficial interest in the PRL 15 Title in the form of Schedule 5.

“PRMS” means the 2007 Petroleum Resources Management System jointly published by the Society of Petroleum Engineers, World Petroleum Congress, Society of Petroleum Evaluation Engineers and American Association of Petroleum Geologists.

“Public Official” means an elected or appointed official, employee or agent of any national, regional or local government/state or department, agency or instrumentality of any such government/state or any enterprise in which such a government/state owns, directly or indirectly, a majority or controlling interest; an official of a political party; a candidate for public office; and any official, employee or agent of any public international organisation.

“Purchase Price” means the amount equal to:

(a)	the Completion Payment; plus

(b)	if the amount calculated under clause 3.9(i) is a positive number, the amount referred to in subparagraph (ii) of that clause; plus

(c)	the FID Payment; plus

(d)	the First LNG Cargo Payment; plus

(e)	the Interim Resource Payment; plus

(f)	if the Final Resource Payment is greater than the Interim Resource Payment (without deducting any amounts paid by the Buyer under clause 3.8), the amount of such excess; plus

(g)	the Discovery Bonus,

minus, as applicable:

(h)	if the amount calculated under clause 3.9(i) is a negative number, the amount referred to in subparagraph (i) of that clause;

(i)	any amounts paid by the Buyer under clause 3.8;

(j)	if the Final Resource Payment is less than the Interim Resource Payment (without deducting any amounts paid by the Buyer under clause 3.8), the amount of such deficit.

“Related Body Corporate” means an entity which, in relation to an entity (for the purposes of this definition, the “Relevant Entity”), is:

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(a)	a Holding Company of the Relevant Entity;

(b)	a Subsidiary of the Relevant Entity; or

(c)	a Subsidiary of a Holding Company of the Relevant Entity.

“Sale” means the sale and purchase of the Assigned Interest pursuant to this Agreement.

“Seller Group” means the Seller and its Related Bodies Corporate and “Seller Group Member” means any member of the Seller Group.

“Seller Warranties” means the representations and warranties in Schedule 1.

“Senior Executive” means any individual who has authority to negotiate the settlement of the Dispute for a party.

“Specified Executives” means the following executives:

(a)	the Chief Executive Officer of InterOil;

(b)	the Chief Financial Officer of InterOil;

(c)	the Company Secretary and General Counsel of InterOil;

(d)	any director of the Seller;

(e)	the senior in-country manager who directs the operations and activities of the Seller or InterOil in Papua New Guinea; and

(f)	the General Manager of Exploration.

“Statement Dispute Notice” has the meaning given in clause 3.9(d).

“Subsidiary” means a body corporate (the “first body”) in respect of which another body corporate either directly or indirectly through one or more interposed entities (each of which would be a “Subsidiary” under this definition) Controls the first body.

“Tax” means any tax, levy, charge, impost, fee, deduction, goods and services tax, petroleum resource rent tax, compulsory loan or withholding, which is assessed, levied, imposed or collected by any Governmental Agency or by applicable law and includes any interest, fine, penalty, charge, fee or any other amount imposed on, or in respect of any of the above but excludes Duty and, for the avoidance of doubt, excludes any royalties for the production of hydrocarbons (whether statutory or otherwise).

“Third Party” means any person or entity (including a Governmental Agency) other than a Seller Group Member or a Buyer Group Member.

“Third Party Claim” means any claim, Demand, legal proceedings or cause of action made or brought by a Third Party.

“Trigger Date” has the meaning given under clause 3.4(a) (in respect of the Interim Resource Certification) or clause 3.6(a) (in respect of the Final Resource Certification).

For the purposes of this Agreement, the terms “Accounting Procedure”, “Cash Calls”, “Joint Account” and “Participating Interest” have the meanings given to them in the PRL 15 JOA.

1.2	Interpretation

In this Agreement headings are inserted for convenience and do not affect the interpretation of this Agreement and unless the contrary intention appears:

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(a)	a reference to this Agreement or another instrument includes any variation or replacement of any of them;

(b)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c)	the singular includes the plural and vice versa;

(d)	where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(e)	the word ‘person’ includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(f)	a reference to a person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assignees;

(g)	if a period of time is specified and starts from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(h)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(i)	if an act prescribed under this Agreement to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day;

(j)	if an event must occur on a stipulated day which is not a Business Day then the stipulated day will be taken to be the next Business Day;

(k)	a reference to time is a reference to Singapore time;

(l)	a reference to anything (including any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to any one or more of them;

(m)	an agreement, representation or warranty on the part of two or more persons binds them individually and severally, but not jointly or jointly and severally;

(n)	a reference to a part, clause, party, annex or schedule is a reference to a part and clause of, and a party, annex and schedule to, this Agreement and a reference to this Agreement includes any annex and schedule;

(o)	a reference to “U.S. dollars” or “US$” is to the currency of the United States of America.

1.3	Inclusive Expressions

Specifying anything in this Agreement after the words ‘including’ or ‘includes’ or similar expressions does not limit what else is included unless there is express wording to the contrary.

1.4	Reasonable Endeavours

Any provision of this Agreement which requires a party to use “reasonable endeavours” or “all reasonable endeavours”, or to take all steps reasonably necessary, to procure that something is performed, does not include any obligation:

(a)	to pay any significant sum of money or to provide any significant financial compensation, significant valuable consideration or any other significant incentive to or for the benefit of any person, except for payment of any applicable fee for the lodgement or filing of any relevant application with any Governmental Agency or fees to any professional advisers;

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(b)	to commence any legal action or proceeding against any person, to procure that that thing is done or happens; or

(c)	to carry out any actions that would be detrimental to such party’s business,

except where that provision expressly specifies otherwise.

1.5	Obligation to Procure

The Buyer’s obligations under clause 3.4(a), clause 3.6(c) or clause 8 to procure that the Operator shall perform certain acts in favour of the Seller shall only apply to the extent that the Operator is a Related Body Corporate of the Buyer. If the Operator is a Related Body Corporate of the Seller, the Seller shall be obliged to procure such performance in favour of the Buyer and the relevant clause shall apply mutatis mutandis.

2.	Conditions

2.1	Conditions Precedent

Clauses 3, 4, 7, 8 and 15.15 do not become binding on the parties and are of no force or effect unless and until the following Conditions have been satisfied or waived in accordance with clause 2.4:

(a)	Approval and Registration of Approval Documents: the Approval Documents have been approved by the relevant Minister in accordance with the Act and registered on the Register (as defined in the Act).

(b)	PacLNG Arrangements: InterOil or one of its Related Bodies Corporate has acquired the PacLNG Interests, directly or indirectly, and provided evidence thereof to the Buyer’s reasonable satisfaction.

2.2	Notice

(a)	Each party must promptly notify the other in writing if it becomes aware that any Condition has been satisfied or has become incapable of being satisfied.

(b)	The Seller must, upon notification by the relevant Governmental Agency of approval and registration of the Approval Documents or a failure of the Government Agency to do so, promptly provide the Buyer evidence of that approval and registration or a failure to obtain such.

2.3	Approvals and Stamping

(a)	Promptly following execution of this Agreement and in any event within three (3) Business Days of the date of this Agreement the Buyer must submit the Approval Documents for assessment to stamp duty under the Stamp Duties Act (Chapter 117) and the Buyer agrees to pay any Duty assessed within ten (10) Business Days of receipt of the assessment and, upon receipt after stamping, to immediately provide one (1) copy of the stamped Approval Documents to the Seller.

(b)	Promptly, and in any event within fifteen (15) Business Days after the Approval Documents have been stamped under the Stamp Duties Act (Chapter 117), the Seller must submit the Approval Documents for approval by the Minister and registration under the Act, on the basis that the Approval Documents are each registrable against the interests to which they relate.

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(c)	Each party must provide all reasonable assistance and information requested by the other party in relation to the steps referred to in clause 2.3.

(d)	The parties must cooperate with each other and do all things reasonably necessary to obtain approval and registration and to satisfy the Conditions as soon as reasonably practicable.

(e)	Without limiting the generality of the other provisions of this clause 2.3:

(i)	each party must make all applications which are, and supply all information that is, necessary and appropriate for the purpose of enabling approval and registration under the Act to be obtained;

(ii)	subject to clause 6.3(b), no party may withdraw or procure or permit the withdrawal of any such application made or information supplied or document executed or delivered pursuant to this Agreement;

(iii)	no party may take any action that would, or would be likely to, prevent or hinder approval and registration under the Act;

(iv)	each party must supply to the other party copies of all applications made and all information supplied for the purpose of obtaining approval and registration under the Act; and

(v)	each party must keep the other party informed of the progress towards satisfaction of the Conditions.

2.4	Waiver

The Conditions are for the benefit of the Buyer and the Seller and may only be waived by written agreement between the Buyer and the Seller.

2.5	Cut Off Date

(a)	Subject to clause 2.5(c) and clause 2.5(d), if any of the Conditions are not satisfied or waived in accordance with clause 2.4 by the Cut Off Date (or such later date as the parties may agree), provided that it has satisfied its obligations under clauses 2.2 and 2.3, or if Completion has not occurred by the Cut Off Date because a Prohibition Order under clause 7.2(b) is subsisting, either party may, by written notice to the other terminate this Agreement.

(b)	If the parties agree to extend the Cut Off Date, and on or before such extended Cut Off Date:

(i)	any of the Conditions are not satisfied or waived in accordance with clause 2.4;

(ii)	any of the Conditions become incapable of satisfaction; or

(iii)	the parties agree in writing that any of the Conditions cannot be satisfied,

then provided that it has satisfied its obligations under clauses 2.2 and 2.3, either party may, by not less than five (5) Business Days’ notice to the other, terminate this Agreement.

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(c)	If the application for approval and registration under clause 2.1(a) is rejected, or if approval and registration is not obtained within six (6) months after the date of this Agreement but all other Conditions have been satisfied or waived in accordance with clause 2.4, the Seller shall promptly notify the Buyer in writing and the parties shall immediately confer and use their reasonable endeavours to determine the basis upon which:

(i)	approval and registration may be obtained; or

(ii)	the sale and purchase of the Assigned Interest between the Seller and the Buyer can proceed on an alternative basis which is likely to overcome any failure to obtain approval and registration.

(d)	If, within twelve (12) months after the date of this Agreement or such later date as the parties may agree in writing:

(i)	approval and registration is not obtained but all other Conditions have been satisfied or waived in accordance with clause 2.4; and

(ii)	the sale and purchase of the Assigned Interest between the Seller and the Buyer has not proceeded on an alternative basis pursuant to clause 2.5(c)(ii),

either party may terminate this Agreement by notice in writing to the other, provided that such party has satisfied its obligations under clauses 2.2 and 2.3.

3.	Sale and Purchase

3.1	Sale

On the day for Completion, as determined under clause 7.1, the Seller must sell, and the Buyer must buy, the Assigned Interest free and clear of all Encumbrances, other than Permitted Encumbrances, in consideration for the Buyer’s agreement to: (a) pay to the Seller the Purchase Price in accordance with clause 3.2, and (b) pay for and on behalf of the Seller the Appraisal Carry Costs in accordance with clause 3.8.

3.2	Purchase Price

(a)	The part of the Purchase Price allocated to petroleum information comprised in the Assigned Interest is set out in Schedule 4.

(b)	The Purchase Price will be paid as follows:

(i)	the Completion Payment will be paid by the Buyer to the Seller on Completion in accordance with clause 3.3 (subject to any subsequent adjustment payment under clause 3.9(i));

(ii)	the Interim Resource Payment and the FID Payment will be paid by the Buyer to the Seller in accordance with clause 3.4;

(iii)	the First LNG Cargo Payment in accordance with clause 3.5;

(iv)	the Final Resource Payment will be paid by the Buyer to the Seller (or by the Seller to the Buyer) in accordance with clause 3.6;

(v)	the Discovery Bonus (if any) will be paid by the Buyer in accordance with clause 3.11(e).

3.3	Payment of Completion Payment

Subject to clause 7, on Completion the Buyer must pay the Completion Payment to the Seller in Immediately Available Funds without counter-claim or set-off.

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3.4	Interim Resource Payment

(a)	The Buyer must notify or must procure that the Operator notifies the Seller within five (5) Business Days of the completion of drilling (and testing) of the last appraisal well under the Appraisal Work Program. The date on which that notification is given is the “Trigger Date” in relation to the Interim Resource Payment. Following this Trigger Date, the parties will procure the Interim Resource Certification in accordance with Schedule 6 and the Interim Resource Instruction.

(b)	Subject to clause 3.4(c), the Buyer must pay the Interim Resource Payment plus the FID Payment, after deducting an amount equal to the Appraisal Carry Costs paid by the Buyer under clause 3.8 as adjusted in accordance with the formula in clause 3.4(d), to the Seller in Immediately Available Funds without counter-claim or set-off on the date that is ten (10) Business Days after FID.

(c)	If the volume of PRL 15 2C Resources determined by the Interim Resource Certification exceeds 5.4 Tcfe, the Buyer shall pay the portion of the Interim Resource Payment (minus any amounts paid under clause 3.8 as adjusted in accordance with the formula in clause 3.4(d)) applicable to such excess PRL 15 2C Resource to the Seller in Immediately Available Funds without counter-claim or set-off on the Interim Resource Payment Date and shall pay the remaining amount of the Interim Resource Payment plus the FID Payment minus any amounts paid under clause 3.8 (to the extent not deducted under clause 3.4(c)) on the date that is ten (10) Business Days after FID.

(d)	The amount of the deduction in clause 3.4(b) and clause 3.4(c) is an amount determined by the following formula:

50% x [ACC (1 – Tax Rate)]

Where:

“ACC” means the Appraisal Carry Costs paid by the Buyer under clause 3.8, in U.S. dollars; and

“Tax Rate” is the applicable corporate income tax rate as a percentage that applies to the Buyer under the Income Tax Act 1959 (PNG) on the date the calculation of the amount is made.

3.5	First LNG Cargo Payment

The Buyer must pay the First LNG Cargo Payment to the Seller in Immediately Available Funds without counter-claim or set-off on the date that is ten (10) Business Days after the First LNG Cargo leaves port.

3.6	Final Resource Certification

(a)	At any time during the period:

(i)	commencing on the date that the First LNG Cargo leaves port; and

(ii)	ending on 60 days after the last day of the calendar month in which Hydrocarbon Gas that is produced from the PRL 15 Fields reaches twenty-five per cent (25%) of the amount of the PRL 15 2C Resources set out in the Interim Resource Certification,

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the Seller, by notice to the Buyer under this clause, may require a Final Resource Certification. The date on which that notification is given is the “Trigger Date” in relation to the Final Resource Payment. Following this Trigger Date, the parties will procure the Final Resource Certification in accordance with Schedule 6 and the Final Resource Certification Instruction. Any notice purportedly given under this clause on a day that is not within the period described in this clause is invalid and ineffective. If the Seller fails to give notice under this clause 3.6(a) prior to the date specified in clause 3.6(a)(ii), the “Trigger Date” in relation to the Final Resource Payment shall be the date specified in clause 3.6(a)(ii).

(b)	If the Final Resource Payment is:

(i)	greater than the Interim Resource Payment (without deducting any amounts paid by the Buyer under clause 3.8), then the Buyer must pay an amount equal to the Final Resource Payment minus the Interim Resource Payment (without deducting any amounts paid by the Buyer under clause 3.8) to the Seller; or

(ii)	less than the Interim Resource Payment (without deducting any amounts paid by the Buyer under clause 3.8), then the Seller must pay an amount equal to the Interim Resource Payment (without deducting any amounts paid by the Buyer under clause 3.8) minus the Final Resource Payment to the Buyer.

All payments under this clause 3.6(b) must be made in Immediately Available Funds without counter-claim or set-off within ten (10) Business Days after the Final Resource Payment Date.

(c)	The Buyer must consult or must procure that the Operator consults in good faith with, and keep the Seller duly informed at all times, of the progress and the amount of Hydrocarbon Gas production from the PRL 15 Fields in accordance with the PRL 15 JOA.

3.7	Title and Risk

Subject to Completion taking place:

(a)	the sale and purchase of the Assigned Interest will be deemed to have taken place with effect on and from the Effective Date; and

(b)	except where otherwise provided in this Agreement, risk and benefit of the Assigned Interest will be the Buyer’s on and from the Effective Date,

provided that, for the avoidance of doubt, title will not pass unless and until Completion occurs.

3.8	Carry – Appraisal Work Program

(a)	The Buyer must pay, for and on behalf of the Seller as and when due under the PRL 15 JOA in accordance with the Accounting Procedure, the Seller’s Participating Interest share of all Joint Account charges, including Cash Calls, accruing from time to time under the PRL 15 JOA in relation to the Appraisal Work Program (the Seller’s share of such charges “Appraisal Carry Costs”).

(b)	The Buyer’s obligation to pay the Appraisal Carry Costs under for and on behalf of the Seller in respect of a well in the Appraisal Works Program shall be limited to a maximum of three (3) appraisal wells (if the parties elect to drill a contingent appraisal well under clause 8.1(b), otherwise two (2) appraisal wells) and shall cease when the costs associated with such well reach fifty million U.S. dollars (US$50,000,000) (on a one hundred per cent (100%) basis).

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(c)	Once the costs associated with any well in the Appraisal Work Program reach the limit in clause 3.8(b), the costs in connection with that well shall be borne by the parties in accordance with their respective Participating Interests.

3.9	Post-Effective Date Expenditure

Buyer to Bear Buyer’s Portion

The parties agree that the amount of the Assigned Interest share of the Post-Effective Date Expenditure is included in the Purchase Price and payable as a component of the Completion Payment based on the Seller’s estimate per the Interim Adjustment Statement.

Interim Adjustment Statement

(a)	Within five (5) Business Days after the date of satisfaction or waiver of the last Condition under clause 2, the Seller will provide to the Buyer:

(i)	a draft adjustment statement for the Assigned Interest (“Interim Adjustment Statement”) for the period on and from the Effective Date to (but excluding) the Completion Date including the Seller’s good faith estimate of the Post-Effective Date Expenditure; and

(ii)	reasonable documentation to support the preparation of the Interim Adjustment Statement.

(b)	For the purposes of Completion, the amount of the Post-Effective Date Expenditure in the definition of Completion Payment under clause 1.1 will be that set out in the Interim Adjustment Statement and any manifest error in the Interim Adjustment Statement will be disregarded. Provided however, for the avoidance of doubt, the amount of the Post-Effective Date Expenditure will be subject to finalisation of the Final Adjustment Statement in accordance with this clause 3.9.

Final Adjustment Statement

(c)	Not later than twenty (20) Business Days after the Completion Date, the Seller will provide to the Buyer:

(i)	a revised draft adjustment statement for the Assigned Interest (“Final Adjustment Statement”) for the period on and from the Effective Date to (but excluding) the Completion Date including the Seller’s good faith estimate of the actual Post-Effective Date Expenditure; and

(ii)	reasonable documentation to support the preparation of the Final Adjustment Statement.

(d)	In the event that the Buyer disputes any item in the Final Adjustment Statement, the Buyer must give notice (“Statement Dispute Notice”) to the Seller in writing within twenty (20) Business Days of receipt of the Final Adjustment Statement, such notice to state the item(s) and amount(s) in question including reasonable particulars of any items in dispute (“Disputed Items”), provided that the Buyer may not serve any Statement Dispute Notice after this time period. If at the end of the notice period specified in this clause 3.9(d), the Seller has not received a valid Statement Dispute Notice in accordance with this clause 3.9(d), all amounts set out in that Final Adjustment Statement will be deemed to be agreed by the parties.

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(e)	If a valid Statement Dispute Notice is given under clause 3.9(d) and the Buyer and the Seller fail to agree the amount of the Disputed Items within fifteen (15) Business Days after receipt of the Statement Dispute Notice, either party may refer the outstanding Disputed Items to the Auditor for determination by written notice to the other party. If the matter is referred to the Auditor, the Auditor must be instructed to determine the Disputed Items and the amount of the Post-Effective Date Expenditure within the shortest practicable time but in any event within thirty (30) days of his appointment. The Auditor will act in accordance with the rules and instructions agreed between the parties (including any requirement to keep confidential all aspects of the dispute). The Auditor will act as an expert, not as an arbitrator, in making its determination and the parties must use their respective reasonable endeavours to ensure that the Auditor’s determination in relation to the disputed matters is made as soon as possible.

(f)	The “Auditor” will be an independent person agreed between the parties or, if agreement on the identity of the independent person is not reached within ten (10) Business Days of the expiry of the fifteen (15) Business Day period referred to in clause 3.9(e), the parties must promptly request proposals from KPMG, PricewaterhouseCoopers or Ernst & Young in Singapore for a partner of not less than ten (10) years relevant audit or accounting experience who does not act as auditor or adviser to any party to carry out the determination. If the parties cannot make a selection after receipt of the proposals, the person with the cheapest proposal will be selected.

(g)	The Auditor’s decision is final, conclusive and binding except in the case of manifest error or fraud.

(h)	The costs and expenses of the Auditor (if appointed) in making its determination under this clause 3.9 will be borne as follows:

(i)	if the aggregate amount of the Disputed Items determined by the Auditor differs from the aggregate amount of the Disputed Items set out in the Seller’s draft Final Adjustment Statement given under clause 3.9(c) by less than five per cent (5%), the Buyer will be bear all of the costs and expenses of the Auditor; and

(ii)	if the aggregate amount of the Disputed Items determined by the Auditor differs from the aggregate amount of the Disputed Items set out in the Seller’s draft Final Adjustment Statement given under clause 3.9(c) by five per cent (5%) or more, the Seller will bear all of the costs and expenses of the Auditor.

Payment of the Completion Adjustment

(i)	Following agreement or determination of the Final Adjustment Statement, if the amount of the Post-Effective Date Expenditure set out in the Final Adjustment Statement minus the Post-Effective Date Expenditure set out in the Interim Adjustment Statement:

(i)	is negative, then the Seller must pay the Assigned Interest portion of that amount to the Buyer in Immediately Available Funds without counter-claim or set-off to the bank account nominated in writing by the Buyer, within five (5) Business Days of the Final Adjustment Statement becoming final and binding under this clause 3.9; and

(ii)	is positive, then the Buyer must pay the Assigned Interest portion of that amount to the Seller in Immediately Available Funds without counter-claim or set-off to the bank account nominated in writing by the Seller, within five (5) Business Days of the Final Adjustment Statement becoming final and binding under this clause 3.9.

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3.10	Audit

The Buyer shall be entitled to audit any amount paid by the Buyer under clause 3.4 and clause 3.9 in accordance with the accounting procedure attached to the PRL 15 JOA.

3.11	Carry and Discovery Bonus

Exploration of PRL 15 outside the Elk and Antelope Fields

(a)	The parties shall drill one (1) exploration well to be located within the PRL 15 Area but outside the PRL 15 Fields commencing in 2015 (“Carried Exploration Well”). Promptly following execution of this Agreement, the parties shall seek to agree the objective, location and timing of the Carried Exploration Well, provided that if the parties fail to reach agreement prior to 31 July 2014, the Buyer shall nominate the objective, location and timing of such well.

(b)	Each party shall take all necessary action under this Agreement and the PRL 15 JOA and vote in favour of and implement the drilling of the Carried Exploration Well.

Carry on Exploration Well

(c)	The Buyer must pay, for and on behalf of the Seller as and when due under the PRL 15 JOA in accordance with the Accounting Procedure, the Seller’s Participating Interest share of all Joint Account charges, including Cash Calls, accruing from time to time under the JOA in relation to the Carried Exploration Well.

(d)	The Buyer’s obligation to pay the costs under clause 3.11(c) for and on behalf of the Seller in respect of the Carried Exploration Well shall cease when the costs associated such well reach sixty million U.S. dollars (US$60,000,000) (on a one hundred per cent (100%) basis). Once the costs associated with the Carried Exploration Well reach such amount, the costs in connection with the Carried Exploration Well shall be borne by the parties in accordance with their respective Participating Interests.

Discovery Bonus

(e)	If the Carried Exploration Well identifies of an accumulation of Hydrocarbons outside the PRL 15 Fields but within the PRL 15 Area, the existence of which until that moment was unproven by drilling, and such accumulation contains 2C Hydrocarbon Gas or 2C Condensate in excess of 1.0 Tcf, then the Buyer shall pay a Discovery Bonus of one hundred million U.S dollars (US$100,000,000) for each 1 Tcfe of 2C Hydrocarbon Gas and 2C Condensate in excess of 1 Tcf (or pro rata for part thereof) discovered outside the PRL 15 Fields but within the PRL 15 Area by such Carried Exploration Well (“Discovery Bonus”). If the parties cannot agree the volume of the 2C Hydrocarbon Gas or 2C Condensate discovered by such Carried Exploration Well then either party may request that Experts be engaged in accordance with the procedures in Schedule 6 to certify the 2C Hydrocarbon Gas or 2C Condensate upon which the Discovery Bonus is to be calculated. The Discovery Bonus shall be payable within ten (10) Business Days of the First LNG Cargo leaving port.

4.	Allocation of Liabilities

4.1	Losses Arising before the Effective Date

(a)	The Seller is liable for and must assume and pay, perform or discharge, and must indemnify the Buyer against, all Loss in respect of the Assigned Interest which relates to any period up to (but excluding) the Effective Date.

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(b)	Notwithstanding any other provision of this Agreement or the Disclosure Letter, the Seller is liable for and must assume and pay, perform or discharge, and must indemnify the Buyer from and against, all Loss in respect of any Claim by a person (including the Seller or its Related Bodies Corporate) in connection with or arising out of, directly or indirectly, any Indirect Participation Agreement, whether such claim or loss is received, incurred or suffered before, on or after the Effective Date. Notwithstanding any other provision of this Agreement, limitations in clause 10 shall not apply in respect of any Claim for indemnification under this clause 4.1(b).

4.2	Losses Arising on and after Effective Date

With effect from Completion and subject to clause 4.1(b), the Buyer is liable for and must assume and pay, perform or discharge, and must indemnify the Seller against, all Loss in respect of the Assigned Interest which relates to any period on or after the Effective Date.

5.	Period before Completion

5.1	Carrying on of business

Between the date of this Agreement and the earlier of Completion and termination of this Agreement, the Seller must ensure that:

(a)	the Business is conducted materially in the ordinary course and in accordance with good practices and procedures ordinarily and customarily followed in the international petroleum exploration and development industry;

(b)	no Encumbrances (other than a Permitted Encumbrance) are created over any part of the Assigned Interest;

(c)	it does all things required to maintain the PRL 15 Title in good standing, continues to meet all obligations relating to the PRL 15 Title and the Assigned Interest, including making any payments which become due for payment under the PRL 15 Title, and conducts all operations and activities in accordance with, and as required by the Act and associated regulations and directions under the Act;

(d)	it does not and shall procure that its Related Bodies Corporate do not sell, offer for sale, transfer, assign or grant or allow to exist any Encumbrance, trust, option or other right in relation to the whole or any part of the Assigned Interest (other than the Permitted Encumbrances) or relinquish or surrender or agree to relinquish or surrender all or part of the PRL 15 Title;

(e)	except for the rig contract associated with the Appraisal Work Program, no contracts or arrangements are entered into in respect of the Assets requiring the payment of more than five million U.S. dollars (US$5,000,000) in any twelve (12) month period unless otherwise agreed by the Buyer;

(f)	it does not (and shall not agree to), without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed), amend, vary, waive, supplement or terminate any provision of the PRL 15 Title or any material agreement relating to the PRL 15 Title;

(g)	the Buyer is kept fully informed of material matters relating to the Assigned Interest and the PRL 15 Title, including the adoption or proposal of any work programme and/or budget, drilling proposals and the occurrence of (i) any written notice of default or termination with respect to the PRL 15 Title (ii) any written notice of any pending or threatened claim, demand, action, suit, inquiry or proceeding related to the PRL 15 Title or the Assets, (iii) any material damage, destruction or loss to major assets under the PRL 15 Title or (iv) any event or condition between the date of this Agreement and Completion that would render impossible the transfer of the Assigned Interest as contemplated hereunder; and

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(h)	it uses its reasonable efforts to maintain compliance in all material respects with all of the material agreements in relation to PRL 15 Title to which it is, or its Related Bodies Corporate are, a party.

5.2	Permitted Acts

Nothing in clause 5.1 restricts the Seller from doing anything:

(a)	that is contemplated in this Agreement or disclosed or contemplated in the Disclosure Materials;

(b)	in order to comply with the Act or the terms of the PRL 15 Title or any commitments made thereunder, provided that the Buyer has reasonable prior written notice of such commitments;

(c)	to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or damage to property) in respect of the Business or the Assets;

(d)	that is approved by the Buyer, such approval not to be unreasonably withheld or delayed; or

(e)	that is contemplated by the Appraisal Work Program.

5.3	Access

Between the date of this Agreement and the earlier of Completion and termination of this Agreement, the Seller must give the Buyer during normal working hours on any Business Day reasonable access, at the Buyer’s sole risk and cost and under the supervision of the Seller at all times, to all information within its possession or under its control relating to the Assets subject to the following:

(a)	the Buyer must not unreasonably interfere with the business or operations of the Seller Group; and

(b)	the Buyer may, at its own cost, make copies of such information, provided that if this Agreement is terminated prior to Completion, all such copies must be returned or destroyed by the Buyer.

6.	Termination

6.1	Termination by the Seller

(a)	The Seller may terminate this Agreement at any time before Completion by notice in writing to the Buyer if:

(i)	the Buyer becomes Insolvent; or

(ii)	a breach of a Buyer Warranty occurs before Completion and the breach remains subsisting and is not waived by the Seller at Completion or in the Seller’s reasonable opinion is not likely to cease to subsist at Completion.

(b)	If the Seller exercises its rights under clause 6.1(a)(ii) to terminate this Agreement in respect of a breach of a Buyer Warranty, the Seller acknowledges and agrees that:

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(i)	it does not have the right to make any Claims in relation to a breach of such Buyer Warranty against the Buyer under this Agreement or otherwise; and

(ii)	it irrevocably releases the Buyer from any Claims in relation to a breach of such Buyer Warranty it may otherwise have in the future in relation to such matters.

(c)	If the Seller does not exercise its rights under clause 6.1(a)(ii) to terminate this Agreement in respect of a breach of a Buyer Warranty and Completion occurs, the Seller acknowledges and agrees that:

(i)	it does not have the right to make any Claims in relation to a breach of such Buyer Warranty against the Buyer or any Buyer Group Member under this Agreement or otherwise in relation to the relevant breach of such Buyer Warranties of which the Seller was aware at the time of Completion which gave rise to the Seller’s rights under clause 6.1(a)(ii); and

(ii)	it irrevocably releases the Buyer and each Buyer Group Member from any Claims in relation to a breach of such Buyer Warranty it may otherwise have in the future in relation to those matters of which the Seller was aware at the time of Completion which gave rise to the Seller’s rights under clause 6.1(a)(ii).

6.2	Termination by the Buyer

(a)	The Buyer may terminate this Agreement by notice in writing to the Seller if:

(i)	prior to or at Completion, the Buyer becomes aware of a breach of Seller Warranty or the Seller’s obligations under clause 5.1 that is likely to result in Claim for more than three hundred million U.S. dollars (US$300,000,000) and such breach remains subsisting and is not waived by the Buyer at Completion or in the Buyer’s reasonable opinion is not likely to cease to subsist at Completion;

(ii)	at any time prior to Completion, if the Seller becomes Insolvent;

(iii)	at any time prior to Completion, if the PRL 15 Title is revoked or for any reason the Seller no longer holds sufficient interest in the PRL 15 Title to transfer the Assigned Interest to the Buyer as contemplated by this Agreement;

(iv)	at any time prior to Completion, if there is a Material Adverse Effect; or

(v)	at Completion, a Fundamental Warranty that has been breached remains subsisting at Completion and that breach is not waived by the Buyer at or prior to Completion.

(b)	If the Buyer exercises its rights under clause 6.2 to terminate this Agreement in respect of a breach of Seller Warranty, the Buyer acknowledges and agrees that:

(i)	it does not have the right to make any Claims in relation to a breach of such Seller Warranty against the Seller under this Agreement or otherwise; and

(ii)	it irrevocably releases the Seller from any Claims in relation to a breach of such Seller Warranty it may otherwise have in the future in relation to such matters.

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(c)	If the Buyer does not exercise its rights under clause 6.2 to terminate this Agreement in respect of a breach of Seller Warranty and Completion occurs, the Buyer acknowledges and agrees that:

(i)	it does not have the right to make any Claims in relation to a breach of such Seller Warranty against the Seller or any Seller Group Member under this Agreement or otherwise in relation to the relevant breach of such Seller Warranties of which the Buyer was aware at the time of Completion which gave rise to the Buyer’s rights under clause 6.2; and

(ii)	it irrevocably releases the Seller and each Seller Group Member from any Claims in relation to a breach of such Seller Warranty it may otherwise have in the future in relation to those matters of which the Buyer was aware at the time of Completion which gave rise to the Buyer’s rights under clause 6.2.

6.3	Effect of Termination

If this Agreement is terminated under clause 2.5, clause 6 or clause 7.3(b), then:

(a)	the parties will procure that each Approval Document that has already been executed is terminated in accordance with its terms;

(b)	the parties must meet and agree on all actions and payments that may be required to restore the parties to the position they would have been in if this Agreement and/or the other Approval Documents had not been entered into, which must include:

(i)	the withdrawal of all filings, applications and after submission made pursuant to this Agreement and with respect to the Approval Documents including, without limitation those to the Minster and any Governmental Agencies for registration under the Act; and

(ii)	the making of all such applications required in order to obtain the authorization and approval for the deregistration of any interest registered against the interests arising from this Agreement or any other Approval Document;

(c)	as between the parties, each party is released from its obligations to further perform its obligations under this Agreement and the other Approval Documents, except those expressed to survive termination;

(d)	except as otherwise provided in clause 6.1(b), clause 6.1(c), clause 6.2(b) or clause 6.2(c), each party retains the rights it has against the others in respect of any breach of this Agreement occurring before termination; and

(e)	the rights and obligations of each party under each of the following clauses and schedules will continue independently from the other obligations of the parties and survive termination of this Agreement:

(i)	clause 1 (Definitions and Interpretation);

(ii)	clause 6 (Termination);

(iii)	clause 13 (Confidentiality and Announcements);

(iv)	clause 14 (GST; Tax Reporting); and

(v)	clause 15 (General).

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6.4	No Other Right to Terminate or Rescind

No party may terminate or rescind this Agreement (including on the grounds of any breach of a Seller Warranty or Buyer Warranty that occurs or becomes apparent before Completion) except as permitted under clause 2.5, clause 6 or clause 7.3(b).

7.	Completion

7.1	Time and Place

Subject to clause 2, Completion must take place at the office of InterOil at 111 Somerset Road, #06-05 TripleOne Somerset, Singapore, at 12 pm on the day which is ten (10) Business Days after delivery by the Seller of the Interim Adjustment Statement under clause 3.9(a) or such other place, time and date as the Seller and Buyer agree.

7.2	Completion

(a)	On or before Completion, each party must carry out the Completion Steps referable to it in accordance with Schedule 3.

(b)	Completion shall not occur in the event that as at the date on which Completion is to occur as contemplated by clause 7.1, any Governmental Agency has enacted, issued, promulgated or enforced or entered any statute, rule, regulation, executive order, decree, injunction, temporary restraining order or any other order of any nature (each a “Prohibition Order”) to the effect that the transactions contemplated by this Agreement or the other Approval Documents may not be lawfully completed and such Prohibition Order is subsisting at the date on which Completion is to occur as contemplated by clause 7.1.

7.3	Notice to Complete

(a)	If the Seller or the Buyer (“Defaulting Party”) fails to satisfy its obligations under clause 7.2 and Schedule 3 on the day and at the place and time for Completion determined under clause 7.1 then the other party (“Notifying Party”) may give the Defaulting Party a notice requiring the Defaulting Party to satisfy those obligations within a period of five (5) Business Days from the date of the notice and time will be deemed to be of the essence in relation to any such notice given under this clause 7.3(a).

(b)	If the Defaulting Party fails to satisfy those obligations within those five (5) Business Days the Notifying Party may, without limitation to any other rights it may have, terminate this Agreement by giving written notice to the Defaulting Party.

7.4	Completion Simultaneous

(a)	Subject to clause 7.4(b), the actions to take place as contemplated by this clause 7 and Schedule 3 are interdependent and must take place, as nearly as possible, simultaneously. If one action does not take place, then without prejudice to any rights available to any party as a consequence:

(i)	there is no obligation on any party to undertake or perform any of the other actions;

(ii)	to the extent that such actions have already been undertaken, the parties must do everything reasonably required to reverse those actions; and

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(iii)	the Seller and the Buyer must each return to the other all documents delivered to it under clause 2.3, clause 7.2(a) and Schedule 3 and must each repay to the other all payments received by it under clause 3.2(b)(i) and 7.2(a) and Schedule 3, without prejudice to any other rights any party may have in respect of that failure.

(b)	The Buyer may, in its sole discretion, waive any or all of the actions that the Seller is required to perform under clause 1.1 of Schedule 3 and the Seller may, in its sole discretion, waive any or all of the actions that the Buyer is required to perform under clause 1.2 of Schedule 3.

8.	Appraisal Program

8.1	Appraisal Program

(a)	The Appraisal Work Program shall comprise two (2) firm appraisal wells to be located in the Elk Field or the Antelope Field (or both). The drilling of the first appraisal well is expected to commence in the first quarter of 2014. Each appraisal well shall be designed to enable it to be converted into a Development Well (as defined in the PRL 15 JOA).

(b)	The parties, acting reasonably and taking into account the results of the first two (2) wells in the Appraisal Work Program, shall consider drilling one or more additional appraisal wells to be located in the Elk Field or the Antelope Field (or both) and commencing no earlier than 2015, provided that such additional well(s) shall not adversely affect the parties’ objective to reach FID in the shortest practicable timeframe or the parties’ ability to drill the Carried Exploration Well under clause 3.11(a).

8.2	Conduct of Appraisal Program

The Buyer acknowledges the Appraisal Work Program must be carried out to keep the PRL 15 Title in good standing and that after Completion it will procure the Operator to use all reasonable endeavours to ensure that the drilling of the appraisal wells proceeds in all material respects and substantially in accordance with the Appraisal Work Program.

8.3	Nomination of Appraisal Wells

(a)	Unless otherwise agreed between the parties (acting reasonably), the first well in the Appraisal Work Program shall be drilled in the location and targeting the objective specified in Annex 2.

(b)	The Buyer shall nominate the objective and location of the second well in the Appraisal Work Program, provided that the timing of such second well shall meet the timing of the Licence obligations.

(c)	If the Buyer is unable to nominate the objective and location of the second well in the Appraisal Work Program within sixty (60) Days after the date of this Agreement, then the Seller shall be entitled to nominate the objective and location of such well.

(d)	Each party shall take all necessary action under this Agreement and the PRL 15 JOA and vote in favour of and implement the drilling of any well that has been designated in accordance with this clause 8.3.

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9.	Seller Warranties

9.1	Seller Warranties

Subject to the qualifications and limitations in clause 10, the Seller gives the Seller Warranties in favour of the Buyer and represents and warrants to the Buyer that such Seller Warranties are true, accurate and not misleading on the date of this Agreement and the Seller Warranties (apart from Seller Warranties in paragraph 6 and 7 of Schedule 1) will be deemed to be repeated immediately before Completion.

The Seller undertakes to notify the Buyer in writing fully and promptly of anything of which it becomes aware that renders or may render any of the Seller Warranties untrue, inaccurate or misleading in any material respect.

9.2	Independent Warranties

Each of the Seller Warranties is to be construed independently of the others and is not limited by reference to any other Seller Warranty.

9.3	Awareness

Where a Seller Warranty is given “so far as the Seller is aware” or with a similar qualification as to the Seller’s awareness or knowledge, that reference means the fact, matter or circumstance is to the best of the actual knowledge of any Specified Executive, in each case having made all reasonable enquiries.

10.	Qualifications and Limitations on Claims

10.1	Disclosure

(a)	The Buyer acknowledges and agrees that the Seller has disclosed or is deemed to have disclosed against the Seller Warranties and the Buyer is aware of and will be treated as having actual knowledge of, all facts, matters and circumstances that:

(i)	are provided for or described in this Agreement or another Approval Document;

(ii)	are fairly disclosed in the information contained in the Disclosure Materials;

(iii)	are disclosed on any public record (including any records maintained by any Governmental Agency or judicial or administrative body that are available for inspection by the public); and

(iv)	are within the actual knowledge of the Buyer Group as at the date of this Agreement.

(b)	The Seller Warranties are given subject to the disclosures or deemed disclosures described in clause 10.1(a). The Seller’s liability under the Seller Warranties is reduced to the extent that disclosure is made or is deemed to have been made against the Seller Warranties under clause 10.1(a).

(c)	The Buyer must not make a Claim in respect of the Seller Warranties, and the Seller will not be and must not be found to be in breach of a Seller Warranty if the facts, matters or circumstances giving rise to such Claim are disclosed or are deemed to have been disclosed under clause 10.1(a).

10.2	No Reliance

The Buyer acknowledges to each Seller Group Member, that:

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(a)	at no time has:

(i)	any Seller Group Member or any person on its behalf, made or given; or

(ii)	any Buyer Group Member relied on,

any representation, warranty, promise or undertaking in respect of the Assigned Interest, including in relation to the reserves information, technical data, future operating or financial performance, project costs or otherwise except those expressly set out in this Agreement (including the Seller Warranties);

(b)	no representations, warranties, promises, undertakings, statements or conduct in respect of the Assigned Interest, including in relation to the future operating or financial performance, project costs or otherwise have:

(i)	induced or influenced the Buyer to enter into, or agree to any terms or conditions of this Agreement;

(ii)	been relied on in any way as being accurate by a Buyer Group Member;

(iii)	been warranted to a Buyer Group Member as being true; or

(iv)	been taken into account by the Buyer as being important to its decision to enter into, or agree to any or all of the terms of, this Agreement,

except those expressly set out in this Agreement (including the Seller Warranties);

(c)	at no time has:

(i)	any Seller Group Member or any person on its behalf, made or given; or

(ii)	any Buyer Group Member relied on,

any representations, warranties, promises, undertakings, statements or conduct in respect of the accuracy or completeness of the Disclosure Materials, other than the warranties contained in paragraph 9 (Disclosure) of Schedule 1;

(d)	it has entered or will enter into this Agreement, the other Approval Documents and the PRL 15 JOA after satisfactory inspection and investigation of the Assigned Interest, including a detailed review of all the Disclosure Materials;

(e)	it is aware that ownership of the Assigned Interest is highly speculative and subject to substantial risks and the Buyer is capable of bearing the high degree of economic risk and burdens of any purchase of the Assigned Interest from the Seller, including the possibility of the loss of the Purchase Price, all contributed capital, the lack of a public market and limited transferability of the Assigned Interest; and

(f)	it has made, and it relies upon, its own searches, investigations, enquiries and evaluations in respect of the Assigned Interest, except to the extent expressly set out in this Agreement (including the Seller Warranties).

10.3	Opinion, Estimates and Forecasts

(a)	The parties acknowledge that no Seller Group Member is under any obligation to provide any Buyer Group Member or its advisers with any information on the future operating and financial performance, project costs in respect of the Assigned Interest.

(b)	If a Buyer Group Member has received any opinions, estimates, projections, business plans, budget information or other forecasts in respect of the Assigned Interest, the Buyer acknowledges and agrees that:

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(i)	there are uncertainties inherent in attempting to make these estimates, projections, business plans, budgets and forecasts and the Buyer is familiar with these uncertainties;

(ii)	it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, business plans, budgets and forecasts furnished to it (including any financial models for the Assigned Interest provided in the Disclosure Materials);

(iii)	no Seller Group Member is liable under any Claim arising out of or relating to any opinions, estimates, projections, business plans, budgets or forecasts in respect of the Assigned Interest; and

(iv)	no Seller Group Member is liable under any Claim in relation to the value, quality or quantity of the hydrocarbons, the reserve or resources, or the geological or engineering conditions relating to the Assigned Interest.

10.4	Maximum and Minimum Amounts

(a)	Neither the Seller Group nor the Buyer Group shall be liable to the other under a Claim unless the amount finally agreed or adjudicated to be payable in respect of that Claim:

(i)	exceeds three hundred thousand U.S. dollars (US$ 300,000); and

(ii)	either alone or together with the amount finally agreed or adjudicated to be payable in respect of other Claims exceeds three million U.S. dollars (US$ 3,000,000) (“Deductible”),

in which event, subject to clauses 10.4(b) and 10.4(c), such party in aggregate will be liable for all of that amount, including the Deductible.

(b)	The maximum aggregate amount that a party in aggregate is required to pay in respect of:

(i)	any Claim relating to a Fundamental Warranty is limited to one hundred percent (100%) of the Purchase Price; and

(ii)	all Claims other than Fundamental Claims whenever made is limited to fifty percent (50)% of the Purchase Price,

provided that the maximum aggregate liability of the Seller (or the Buyer as the case may be) in aggregate for all Claims under this Agreement cannot exceed one hundred percent (100%) of the Purchase Price actually paid pursuant to clause 3.2.

(c)	For the purposes of clause 10.4(a):

(i)	Claims arising out of separate sets of facts, matters or circumstances will not be treated as one Claim, even if each set of facts, matters or circumstances may be a breach of the same Seller Warranty (or Buyer Warranty, as the case may be); and

(ii)	Claims of the same or similar nature arising out of the same or similar facts, matters and circumstances will be treated as one Claim.

(d)	Notwithstanding any other provision of this Agreement, limitations in this clause 10 shall not apply in respect of any Claim for breach of the Seller Warranty in paragraph 10 of Schedule 1.

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10.5	Time Limits

No party is liable under a Claim if:

(a)	the other party does not notify such party of the Claim in accordance with clause 11.1(a) within eighteen (18) months after Completion (except for claims in relation to a Seller Warranty in paragraph 8 of Schedule 1 in which case, notification must be made within forty-eight (48) months after Completion);

(b)	unless clause 10.7 applies, within nine (9) months (or such longer period as may be agreed) of the date the other party is required to notify such party of the Claim under clause 11.1(a):

(i)	the Claim has not been agreed, compromised or settled; and

(ii)	the other party has not issued and served legal proceedings against such party in respect of the Claim.

10.6	Disposal of the Business

No party shall be liable under a Claim if the other party has ceased to be a wholly owned (direct or indirect) subsidiary of the entity that is such other party’s ultimate parent company as at the date of this Agreement.

10.7	Recovery under Other Rights and Reimbursement

(a)	Where a party is or may reasonably be entitled to recover or be compensated from some other person excluding any Government Agency (whether by way of contract, indemnity or otherwise (including under a policy of insurance)) any sum in respect of any matter or event which could give rise to a Claim under this Agreement, such party must:

(i)	use its reasonable endeavours as soon as practicable to recover that sum before making the Claim; and

(ii)	reduce the amount of the Claim by the amount of the sum recovered (net of Tax payable by such party).

(b)	In this clause 10.7, a reference to entitlement to recover under a policy of insurance includes an entitlement which would have existed but for any change in the terms of insurance since Completion. Each party must notify its insurers of this clause 10.7.

(c)	If the recovery is delayed until after the Claim has been paid by a party, the sum recovered must be paid to such party after the deduction of Tax payable by the other party on the sum recovered, and all reasonable legal costs and insurance deductibles associated with the recovery.

10.8	No Double Claims

(a)	Neither the Seller Group nor the Buyer Group shall be liable under a Claim under this Agreement for any Loss which a Buyer Group Member (or Seller Group Member, as the case may be) recovers, or is compensated for, under the PRL 15 JOA.

(b)	This clause 10.8 does not prevent the Buyer Group Member or the Seller Group Member entitled to make a Claim under the PRL 15 JOA from commencing that Claim. However, if for any reason more than one amount is paid in respect of the same Loss, the Buyer (or the Seller, as the case may be) must procure that the additional amount is immediately repaid to one or more Seller Group Members nominated by the Seller (as applicable) (or Buyer Group Members nominated by the Buyer (as applicable)) so as to give full effect to clause 10.8(a).

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10.9	Mitigation of Loss

(a)	Each party must:

(i)	take, and procure that each other Buyer Group Member (or Seller Group Member, as the case may be) takes, all reasonable actions to mitigate any Loss which may give rise to a Claim under this Agreement; and

(ii)	not omit, and procure that no other Buyer Group Member (or Seller Group Member, as the case may be) omits, to take any reasonable action which would mitigate any Loss which may give rise to a Claim under this Agreement.

(b)	A breach of clause 10.9(a) shall not give rise to a cause of action against the Buyer or the Seller (as the case may be). However, if the Buyer or the Seller (as the case may be) does not comply with clause 10.9(a) and compliance with clause 10.9(a) would have mitigated the Loss, the Seller or the Buyer (as the case may be) is not liable for the amount by which the Loss would have been reduced if such compliance had occurred.

10.10	General Limitations

Neither party shall be liable under a Claim for any Loss to the extent that Loss:

(a)	(contingent Claims): relates to a contingent Claim, unless and until the Claim becomes an actual Claim and is due and payable;

(b)	(pre-Completion actions): arises from an act or omission before Completion that was done or made:

(i)	with the written consent of a Buyer Group Member; or

(ii)	at the written direction or instruction of a Buyer Group Member;

(c)	(post-Completion conduct): arises from anything done or not done after Completion by or on behalf of a Buyer Group Member other than in the ordinary course of business and:

(i)	in reliance on this Agreement or an Approval Document or the PRL 15 JOA, or to satisfy an obligation of the Buyer under this Agreement (including under clause 10.9), an Approval Document or the PRL 15 JOA; or

(ii)	to satisfy an obligation under any legislation, regulations or judicial or governmental requirement in force as at Completion;

(d)	(promoted claims): arises from a Third Party Claim that is attributable to anything done or not done after Completion by or on behalf of a Buyer Group Member which was calculated or intended to cause the Third Party Claim to be made;

(e)	(breach of law or agreement): could only have been avoided by a Seller Group Member breaching its obligations at law or under an Approval Document or the PRL 15 JOA;

(f)	(change of law or interpretation): arises from:

(i)	the enactment or amendment of any legislation or regulations;

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(ii)	a change in the judicial or administrative interpretation of the law; or

(iii)	a change in the practice or policy of any Governmental Agency,

after Completion, including legislation, regulations, amendments, interpretation, practice or policy that has a retrospective effect;

(g)	(change in ownership): would not have arisen but for a change in ownership of the Assigned Interest after Completion;

(h)	(difference in accounting policy): would not have arisen but for a change after Completion in any accounting policy or practice properly applied in relation to the Assigned Interest before Completion;

(i)	(change of Business): arises out of the cessation or alteration of the Business after Completion;

(j)	(legal costs): with regard to that part of a Claim that represents a claim for legal costs or expenses, is not a reasonable legal cost;

(k)	(consequential loss): is special, indirect or Consequential Loss or damage; including a loss of profit;

(l)	(exemplary or punitive damages): constitutes exemplary or punitive damages;

(m)	(remediable loss): is remediable, provided it is remedied to the satisfaction of the Buyer, acting reasonably, within thirty (30) Business Days after the Seller receives written notice of the Claim in accordance with clause 11.1(a).

10.11	Benefits

In assessing any Loss recoverable by the Buyer (or the Seller, as the case may be) as a result of any Claim, there must be taken into account any benefit accruing to the Buyer Group (or the Seller Group, as the case may be) (including any amount of any relief, allowance, exemption, exclusion, set-off, deduction, loss, rebate, refund, right to repayment or credit granted or available in respect of a Tax or Duty under any law obtained or obtainable by the Buyer Group (or the Seller Group, as the case may be) and any amount by which any Tax for which the Buyer Group (or the Seller Group, as the case may be) is or may be liable to be assessed or accountable is reduced or extinguished), arising directly or indirectly from the matter which gives rise to that Claim.

10.12	Sole Remedy

(a)	It is the intention of the parties that the Buyer’s and Buyer Group’s and the Seller’s and the Seller Group’s sole remedies in connection with the Sale will be as set out in this Agreement.

(b)	No Seller Group Member has any liability to a Buyer Group Member (and vice versa):

(i)	in connection with the Sale or the matters the subject of this Agreement, an Approval Document, the PRL 15 JOA or the Disclosure Materials; or

(ii)	resulting from or implied by conduct made in the course of communications or negotiations in respect of the Sale or the matters the subject of this Agreement, an Approval Document, the PRL 15 JOA or the Disclosure Materials,

under a Claim unless the Claim may be made under the terms of this Agreement or arises out of a statutory right or other claim which cannot be excluded by contract.

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(c)	Each party must not, and must procure that each other Buyer Group Member or Seller Group Member (as the case may be) does not, make a Claim:

(i)	that the party would not be entitled to make under this Agreement or which is otherwise inconsistent with the party’s entitlement to make a Claim under this Agreement;

(ii)	against any current or former director, officer or employee of any Seller Group Member or Buyer Group Member (as the case may be); or

(iii)	against a Seller Group Member or Buyer Group Member (as the case may be) which is not a party to this Agreement,

and each party acknowledges that to do so would be to seek to circumvent the parties’ intention expressed in clause 10.12(a).

10.13	Payments Affecting Purchase Price

(a)	Any payment made by a Seller Group Member to a Buyer Group Member in respect of any Claim will be in reduction of the Purchase Price.

(b)	Any payment (including a reimbursement) made by a Buyer Group Member to a Seller Group Member in respect of any Claim will be treated as an increase of the Purchase Price.

10.14	Independent Limitations

Each qualification and limitation in this clause 10 is to be construed independently of the others and is not limited by any other qualification or limitation.

11.	Procedures for Dealing with Claims

11.1	Notice of Claims

(a)	(Actual Claims): A party (“Claiming Party”) must promptly notify the other party if:

(i)	it decides to make a Claim under this Agreement against a Seller Group Member (or a Buyer Group Member) that, either alone or together with other Claims, exceeds any applicable thresholds set out in clause 10.4; or

(ii)	a Third Party Claim is made which may give rise to a Claim by the Buyer against a Seller Group Member (or the Seller against a Buyer Group Member) under this Agreement.

(b)	(Potential Claims): Without limiting clause 11.1(a), the Claiming Party must also promptly notify the other party if:

(i)	it believes that it would be entitled to make a Claim against a Seller Group Member (or Buyer Group Member, as the case may be) under this Agreement but for the thresholds set out in clause 10.4; or

(ii)	it becomes aware of any events, matters or circumstances (including any potential threatened Third Party Claim) that are reasonably likely to give rise to a Claim against the Seller (or the Buyer, as the case may be), whether alone or with any other Claim or circumstances or with the passage of time.

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(c)	(Details required): The Claiming Party must include in a notice given under clause 11.1(a) or 11.1(b) all relevant details (including the amount) then known to the Claiming Party or its relevant Group Member of:

(i)	the Claim and if applicable, any other Claims which together with the Claim give rise to any applicable thresholds in clause 10.4(a) being exceeded;

(ii)	if applicable, the Third Party Claim; and

(iii)	the events, matters or circumstances giving rise to the Claim; and

(d)	(Extracts): The Claiming Party must include in a notice given under clause 11.1(a) or 11.1(b) an extract of:

(i)	any part of a Demand that identifies the liability or amount to which the Claim relates or other evidence of the amount of the Demand to which the Claim relates; and

(ii)	if available or relevant, any corresponding part of any adjustment sheet or other explanatory material issued by a Governmental Agency that specifies the basis for the Demand to which the Claim relates or other evidence of that basis.

(e)	(Demands): The Claiming Party must provide a copy of any document referred to in clause 11.1(c) to the other party as soon as practicable and in any event within five (5) Business Days of receipt of that document by its relevant Group Member.

(f)	(Developments): The Claiming Party must also, on an ongoing basis, keep the other party informed of all developments in relation to the Claim notified under clause 11.1(a) or 11.1(b).

(g)	(Compliance): If the Claiming Party does not fully comply with this clause 11 in respect of a Claim, the other party’s relevant Group is not liable under the Claim to the extent that the non-compliance has increased the amount of the Claim or has prejudiced the ability to defend against or mitigate a Claim.

11.2	Third Party Claims

(a)	(No admission): A Claiming Party must not, and must ensure that each or its relevant Group Members do not:

(i)	accept, compromise or pay;

(ii)	agree to arbitrate, compromise or settle; or

(iii)	make any admission or take any action in relation to,

a Third Party Claim which may lead to liability on the part of the other party or its relevant Group under a Claim under this Agreement without the other party’s prior written approval.

(b)	(Defence of claim): Following receipt of a notice under clause 11.1(a) in respect of a Claim which arises from or involves or could potentially involve a Third Party Claim for which indemnification may be sought from a party under this Agreement, such party (“Indemnifying Party”) may (other than in respect of a Third Party Claim where the other party, acting reasonably, considers that the Indemnifying Party’s conduct of the Third Party Claim may be harmful to the goodwill, reputation or affairs of the other party or any member of its Group), by giving written notice to the Buyer, assume the conduct of the defence of the Third Party Claim.

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(c)	(Indemnifying Party assumes conduct): If the Indemnifying Party advises the other party that it wishes to assume the conduct of the defence of the Third Party Claim:

(i)	(Other Party must take action): the other party must take, and must procure that each of its Group Members promptly takes, all action requested by the Indemnifying Party to avoid, contest, compromise, defend or appeal the Third Party Claim, including using professional advisers nominated by the Indemnifying Party or approved by the Indemnifying Party (acting reasonably) for this purpose;

(ii)	(indemnity): the Indemnifying Party must indemnify the other party and each member of its Group against any Loss arising from, or incurred in connection with, the defence of the Third Party Claim, including costs incurred by the other party’s Group to take actions requested by the Indemnifying Party pursuant to clause 11.2(c)(i); and

(iii)	(access): the other party must provide, and must procure that each of its Group Member provides, the Indemnifying Party with all reasonable assistance requested by it in relation to the Third Party Claim, including providing access to witnesses and documentary or other evidence relevant to the Third Party Claim, allowing it and its legal advisers to inspect and take copies of all relevant books, records, files and documents, and providing it with reasonable access to the personnel, premises and chattels of the other party’s Group Members. The other party’s obligations under this clause are subject to such other party’s obligations of confidentiality and that party is not obliged to waive legal professional privilege.

(d)	(Conduct of claim by the Indemnifying Party): If the Indemnifying Party assumes the conduct of the defence of a Third Party Claim, in conducting any proceedings or actions in respect of that Third Party Claim, the Indemnifying Party must:

(i)	act in good faith;

(ii)	liaise with the other party in relation to the defence of the Third Party Claim;

(iii)	provide the other party with reasonable access to a copy of any notice, correspondence or other document relating to the Third Party Claim;

(iv)	not take any course of action that might reasonably be regarded by the other party as harmful to the goodwill, reputation or affairs of the other party or any member of its Group;

(v)	not settle or compromise the Third Party Claim without the consent of the other party, such consent not to be unreasonably withheld or delayed; and

(vi)	act reasonably in all the circumstances.

(e)	(Other party assumes conduct): If the Indemnifying Party advises the other party that it does not wish to assume the conduct of the defence of the Third Party Claim, or the other party (acting reasonably) considers that the Indemnifying Party’s conduct of the Third Party Claim may be harmful to the goodwill, reputation or affairs of such other party or any member of its Group, then the other party must procure that any Group Member which is conducting any proceedings or actions in respect of that Third Party Claim:

(i)	acts in good faith;

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(ii)	liaises with the Indemnifying Party in relation to the defence of the Third Party Claim;

(iii)	provides the Indemnifying Party with reasonable access to a copy of any notice, correspondence or other document relating to the Third Party Claim; and

(iv)	acts reasonably in all the circumstances.

12.	Buyer Warranties

12.1	Buyer Warranties

The Buyer gives the Buyer Warranties in favour of the Seller and represents and warrants to the Seller that such Buyer Warranties are true, accurate and not misleading on the date of this Agreement and the Buyer Warranties will be deemed to be repeated immediately before Completion.

The Buyer undertakes to notify the Seller in writing fully and promptly of anything of which it becomes aware that renders or may render any of the Buyer Warranties untrue, inaccurate or misleading in any material respect.

A reference to “so far as the Buyer is aware” means that the fact, matter or circumstance is to best of the actual or constructive knowledge of a director or executive officer of the Buyer, in each case having made all reasonable enquiries.

12.2	Independent Warranties

Each of the Buyer Warranties is to be construed independently of the others and is not limited by reference to any other Buyer Warranty.

13.	Confidentiality and Announcements

13.1	Agreed Announcement

A party may not make any public announcement relating to this Agreement, including the fact that the parties have executed this Agreement or an Approval Document unless the other party has consented to the announcement, including the timing, form and content of that disclosure, or unless the announcement would be permitted under an exemption in clause 13.2(a)(i) or 13.2(a)(ii).

13.2	Confidentiality

(a)	Each party (“recipient”) must keep secret and confidential, and must not divulge or disclose any information relating to this Agreement, the Approval Documents or the terms of the Sale other than to the extent that:

(i)	the information is in the public domain as at the date of this Agreement (or subsequently becomes in the public domain other than by breach of any obligation of confidentiality binding on the recipient);

(ii)	the recipient is required to disclose the information by applicable law or the rules of any recognised stock exchange on which its shares or the shares of any of its Related Bodies Corporate are listed, provided that the recipient has, to the extent possible, having regard to the required timing of the disclosure, consulted with the provider of the information as to the form and content of the disclosure;

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(iii)	the disclosure is made by the recipient to the Auditor for the sole purpose of the Auditor making a determination pursuant to clause 3.9, or to the Expert for determination in accordance with the provisions of Schedule 6, in which case the parties must ensure that each such aforementioned person keeps the information secret and confidential and does not divulge or disclose any part of that information to any other person;

(iv)	the disclosure is made by the recipient to its financiers or lawyers, accountants, investment bankers, consultants or other professional advisers to the extent necessary to enable the recipient to properly perform its obligations under this Agreement or an Approval Document or to conduct their business generally, in which case the recipient must ensure that each such aforementioned person keeps the information secret and confidential and do not divulge or disclose any part of that information to any other person;

(v)	the disclosure is necessary to seek satisfaction of any of the Conditions provided that the relevant Governmental Agency is made aware of the confidential nature of the information and is instructed to keep the information secret and confidential and not to divulge or disclose any part of that information to any other person;

(vi)	the disclosure is made to a Related Body Corporate of the disclosing party;

(vii)	the disclosure is required for use in legal proceedings regarding this Agreement or the Sale;

(viii)	the party to whom the information relates has consented in writing before the disclosure; or

(ix)	disclosure is made on a confidential basis to a bona fide potential purchaser or subscriber of shares in the party or its ultimate holding company.

(b)	Each recipient must ensure that its directors, officers, employees, agents, representatives and Related Bodies Corporate comply in all respects with the recipient’s obligations under this clause 13.2.

(c)	This clause 13 survives termination of this Agreement for a period of three (3) years.

14.	GST; Tax Reporting

14.1	Definitions

In this clause (and any other clause that refers to it):

“GST” means the tax imposed on supplies under the GST Law.

“GST Amount” means in relation to a Taxable Supply the amount of GST payable in respect of that Taxable Supply.

“GST Law” means the Goods and Services Tax Act 2003 (PNG), or, if that Act does not exist means any law imposing or relating to the imposition or administration of a goods and services tax in Papua New Guinea and any regulation made under that Act.

“Input Tax Credit” means the amount of a deduction for input tax in the calculation of tax payable under the GST Law.

“Taxable Supply” means a supply in respect of which GST is charged under the GST Law.

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14.2	Sale of a going concern

The assets that are transferred and assigned under this Agreement and the PRL 15 Transfer are transferred as a going concern, and that transfer and assignment of assets is the supply of a going concern for the purposes of section 20 of the GST Law. The Seller will accordingly treat the supply as being chargeable with tax at the rate of zero percent under section 20(1) of the GST Law.

14.3	GST to be added to amounts payable

If GST is payable on a Taxable Supply made under, by reference to or in connection with this Agreement, the party providing the consideration for that Taxable Supply must also pay the GST Amount as additional consideration. This clause does not apply to the extent that the consideration for the Taxable Supply is expressly stated to be GST inclusive.

14.4	Liability net of GST

Any reference in the calculation of consideration or of any indemnity, reimbursement or similar amount to a cost, expense or other liability incurred by a party, must exclude the amount of any Input Tax Credit entitlement in relation to the relevant cost, expense or other liability.

14.5	Revenue exclusive of GST

Any reference in this Agreement to price, value, sales, revenue, billings or a similar amount (“Revenue”), is a reference to that Revenue exclusive of GST.

14.6	Cost exclusive of GST

Any reference in this Agreement (other than in the calculation of consideration) to cost, expense or other similar amount (“Cost”), is a reference to that Cost exclusive of GST.

14.7	Tax reporting

(a)	Each party is responsible for reporting and discharging its own tax measured by the profit or income of the party and the satisfaction of such party’s share of all contract obligations under this Agreement.

(b)	Each party must protect, defend and indemnify each other party from any and all loss, cost or liability arising from the indemnifying party’s failure to report and discharge such taxes or satisfy such obligations.

(c)	The parties intend that all income and all tax benefits (including deductions, depreciation, credits and capitalisation) regarding the Appraisal Carry Costs or any other costs paid or payable by the Buyer under this Agreement will be allocated by the Government tax authorities to the Buyer. The Seller shall not and shall procure that its Related Bodies Corporate do not claim (whether within Papua New Guinea or elsewhere) any tax deductions for the Appraisal Carry Costs or such other costs paid or payable by the Buyer to or on behalf of the Seller under this Agreement in its Tax returns. If such allocation is not accomplished due to the application of the laws/regulations or other Government action, the parties shall attempt to adopt mutually agreeable arrangements that will allow the parties to achieve the financial results intended.

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(d)	The Buyer and the Seller will negotiate and consult in good faith to agree the form of an appropriate notice under section 155L of the Income Tax Act 1959 (PNG) to be given jointly by the Seller as vendor and the Buyer as purchaser in respect of the transfer of a sixty one decimal two nine zero three (61.2903%) undivided interest as a tenant in common in the PRL 15 Title under this Agreement and the PRL 15 Transfer (and the transfer to the Buyer of a proportionate amount of allowable exploration expenditure having regard to the price allocation in Schedule 4), with a view to such notice being given under section 155L of the Income Tax Act 1959 (PNG) as soon as reasonably practicable after Completion and in any event within the time period prescribed by subsection 155L(2) of the Income Tax Act 1959 (PNG). The Buyer and the Seller will act in good faith in relation to the preparation and giving of such notice, but any deficiency or default by any party in the performance of any of its obligations under this clause will not in any way affect Completion, or the validity or effectiveness of this Agreement or any other Approval Document, or any transaction under or contemplated by this Agreement or any other Approval Document. No party will have any liability to any other party in respect of any deficiency, however arising, in any notice given under section 155L of the Income Tax Act 1959 (PNG) in respect of any transfer of a sixty one decimal two nine zero three (61.2903%) undivided interest as a tenant in common in the PRL 15 Title under this Agreement or the PRL 15 Transfer.

14.8	Survive termination

This clause 14 will continue to apply after termination or discharge of this Agreement.

15.	General

15.1	Notices

(a)	Any notice or other communication (including any request, demand, consent or approval) to or by a party to this Agreement must be in legible writing and in English addressed as shown below (or as specified to the sender by any party by notice):

Party	Address	Attention	Facsimile
SPI 208	Level 2, Ravalien Haus, Harbour City, Port Moresby, Papua New Guinea	Geoff Applegate, General Counsel and Company Secretary	+65 68849562
With a copy to InterOil	111 Somerset Road, #06-05 TripleOne Somerset, Singapore	Geoff Applegate, General Counsel and Company Secretary	+65 68849562
Total E&P PNG 5 B.V.	Bordewijklaan 18, 2591 XR The Hague, The Netherlands	Managing Director	+31 70 51 29 622
With a copy to Total E&P Activités Pétrolières	2 Place Jean Millier, La Defense 6 Paris La Defense Cedex 92078, France	Managing Director	+33 (0) 1 4744 4033

(b)	A notice or communication given in accordance with clause 15.1(a) can be relied on by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

(c)	Any notice or other communication to or by a party to this Agreement is regarded as being given by the sender and received by the addressee:

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(i)	if by delivery in person, when delivered to the addressee;

(ii)	if by post, five (5) Business Days from and including the date of postage; or

(iii)	if by facsimile transmission, when a facsimile confirmation receipt is received indicating successful delivery;

but if the delivery or receipt is on a day that is not a Business Day or is after 5.00pm (addressee’s time), it is regarded as received at 9.00am on the following Business Day.

(d)	A facsimile transmission is regarded as legible unless the addressee telephones the sender within two (2) hours after the transmission is received or regarded as received under clause 15.1(c) and informs the sender that it is not legible.

In this clause 15.1, reference to an addressee includes a reference to an addressee’s officers, agents or employees.

15.2	Governing Law

This Agreement, including any non-contractual obligations arising out of or in connection with this Agreement, is governed by and is to be construed in accordance with the laws of England and Wales.

15.3	Dispute Resolution

(a)	A party who desires to submit a Dispute for resolution shall commence the Dispute resolution process by providing the other parties to the Dispute written notice of the Dispute (“Notice of Dispute”). The Notice of Dispute shall identify the parties to the Dispute and contain a brief statement of the nature of the Dispute and the relief requested.

(b)	The parties shall seek to resolve any Dispute by negotiation between Senior Executives. Within thirty (30) Days after the date of the receipt of the Notice of Dispute (which notice shall request negotiations among Senior Executives), the Senior Executives representing the parties shall meet at a mutually acceptable time and place to exchange relevant information in an attempt to resolve the Dispute. If a Senior Executive intends to be accompanied at the meeting by a legal representative, the other party’s Senior Executive shall be given written notice of such intention at least three (3) Days in advance and may also be accompanied at the meeting by a legal representative. Notwithstanding the above, any party may initiate arbitration proceedings under clause 15.3(c) at any time after the earlier of: (i) any meeting between the Senior Executives to resolve the Dispute; and (ii) forty (40) Days after the date of receipt of the Notice of Dispute.

(c)	Except in respect of matters referred to the Auditor under clause 3.9 or an Expert under Schedule 6, any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination not finally resolved by the procedures set further in clause 15.3(b) (a “Dispute”), shall be referred to and finally resolved by arbitration under the rules of the International Chamber of Commerce (ICC).

(d)	The following provisions will apply to the arbitration:

(i)	the seat of the arbitration will be Singapore;

(ii)	the language of the arbitration will be English;

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(iii)	the number of arbitrators will be three (3). The Claimant(s) and the Respondent(s) (each as defined in the ICC Rules) will respectively nominate one (1) arbitrator, and the two (2) arbitrators nominated by the Claimant(s) and the Respondent(s) must within thirty (30) days of the nomination of the second arbitrator agree upon a third arbitrator who will act as chairman of the arbitral tribunal. If the two (2) party-nominated arbitrators cannot agree on the nomination of a third arbitrator, the ICC Court will appoint the third arbitrator;

(iv)	unless the parties agree or the arbitral tribunal rules otherwise, the time limits set out in the ICC Rules will be strictly followed;

(v)	every award shall be binding on the Disputing Parties and by submitting the Dispute to arbitration under this Agreement, the parties undertake to carry out any award without delay; and

(vi)	without prejudice to the parties’ choice of Singapore as the proper seat of arbitration, by agreeing to conduct the arbitration in accordance with the ICC Rules, the parties are not contracting out of the Model Law for the purpose of section 21 of the International Arbitration Act 1974 (Cth).

(e)	A party which is party to arbitral proceedings in relation to a Dispute may apply to the arbitral tribunal for an order under and in accordance with this clause 15.3 in relation to those proceedings and other arbitral proceedings in relation to another Dispute (or Disputes) between the parties their related bodies Corporate (whether before that tribunal or another tribunal or other tribunals) (such proceedings being “Related Proceedings”) on the ground that:

(i)	a common question of law or fact arises in all of the Related Proceedings;

(ii)	the rights to relief claimed in all of the Related Proceedings are in respect of, or arise out of, the same transaction or series of transactions; or

(iii)	for some other reason specified in the application, it is desirable that such an order be made,

(such an application being a “Consolidation Application”).

(f)	The following orders may be made under this clause 15.3 in relation to two or more Related Proceedings which are the subject of a Consolidation Application:

(i)	that the proceedings be consolidated on terms specified in the order;

(ii)	that the proceedings be heard at the same time or in a sequence specified in the order; or

(iii)	that any of the proceedings be stayed pending the determination of any other of the proceedings.

(g)	Notwithstanding any other provision in this Agreement, no party shall be liable to any other party for Consequential Loss. No arbitration award or decision shall include or award any Consequential Loss to either party.

(h)	The parties waive any right to refer any question of law and any right of appeal on the law and/or merits to any court.

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(i)	The parties acknowledge that remedies at law may be inadequate to protect against breach of this Agreement. The arbitrators may therefore award both monetary and equitable relief, including injunctive relief and specific performance. A party may apply to any competent judicial authority for interim or conservatory relief. The application for such measures or for the enforcement of such measures ordered by the arbitrators shall not be deemed an infringement or waiver of the agreement to arbitrate and shall not affect the powers of the arbitrators.

15.4	No Consequential Loss

No party shall be liable to any other party for Consequential Loss.

15.5	Prohibition and Enforceability

(a)	Any provision of, or the application of any provision of, this Agreement that is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b)	Any provision of, or the application of any provision of, this Agreement that is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

15.6	Waivers and Variation

(a)	A provision of, or a right, discretion or authority created under this Agreement may not be:

(i)	waived except in writing signed by the party granting the waiver; and

(ii)	varied except in writing signed by the parties.

(b)	A failure or delay in exercise, or partial exercise, of a power, right, authority, discretion or remedy arising from a breach of, or default under this Agreement does not result in a waiver of that right, power, authority, discretion or remedy.

15.7	Assignment

A party may not sell, assign, encumber or otherwise dispose of its rights and obligations under this Agreement without the prior written consent of the other party provided that if, after Completion, the Buyer wishes to sell, assign, encumber or otherwise dispose of its rights and obligations under this Agreement, it must give notice to the Seller and further such sale, assignment or encumbering shall not be effective unless and until the proposed transferee expressly undertakes in an instrument reasonably satisfactory to the Seller to perform the obligations of the Buyer under this Agreement in respect of the interest to be transferred.

15.8	Further Assurances

Each party must do all things and execute all further documents necessary to give full effect to this Agreement and use reasonable endeavours to cause relevant third parties to do the same.

15.9	Approvals and Consent

If the doing of any act, matter or thing under this Agreement is dependent on the approval or consent of a party, that party may give conditionally or unconditionally or withhold its approval or consent in its absolute discretion, unless this Agreement expressly provides otherwise.

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15.10	Remedies Cumulative

Except as provided in this Agreement and permitted by law, the rights, powers and remedies provided in this Agreement are cumulative with and not exclusive to the rights, powers or remedies provided by law independently of this Agreement.

15.11	Counterparts

This Agreement may be executed in any number of counterparts which together will constitute one instrument. A party may execute this Agreement by signing any counterpart.

15.12	Severability

Any provision in this Agreement that is invalid or unenforceable in any jurisdiction is to be read down for the purpose of that jurisdiction, if possible, so as to be valid and enforceable, and otherwise shall be severed to the extent of the invalidity or unenforceability, without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of that provision in any other jurisdiction.

15.13	No Merger

The Seller Warranties, the Buyer Warranties, covenants, undertakings and indemnities in this Agreement will not merge on Completion.

15.14	Entire Agreement

This Agreement, the PRL 15 JOA and the other Approval Documents embody the entire agreement between the parties and supersede any prior negotiation, conduct, arrangement, understanding or agreement, express or implied, with respect to the subject matter of this Agreement and the other Approval Documents.

15.15	Duties

(a)	The Buyer must pay all Duty in respect of the execution, delivery and performance of:

(i)	this Agreement; and

(ii)	save as expressly set out in any Approval Document, any agreement or document entered into or signed under this Agreement, including any Approval Document.

(b)	The Buyer must pay any fine, interest, penalty or other cost in respect of a failure to:

(i)	pay the Duty referred to in clause 15.15(a); or

(ii)	make proper disclosure to any required Governmental Agency in relation to the Duty referred to in clause 15.15(a).

(c)	The Buyer indemnifies the Seller Group against any breach of clause 15.15(a) or 15.15(b) or both.

15.16	Costs and Expenses

(a)	Unless otherwise provided in this Agreement, each party must pay its own costs and expenses in respect of the negotiation, preparation, execution, delivery and registration of this Agreement, each Approval Document and any other agreement or document entered into or signed under this Agreement.

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(b)	The Buyer must pay all fees and such like charges payable to a Governmental Agency in connection with the transfer, assignment or novation of any Authorisation under this Agreement.

(c)	Any action to be taken by the Buyer or the Seller in performing their respective obligations under this Agreement must be taken at each party’s own cost and expense unless otherwise provided in this Agreement.

15.17	Default Interest

(a)	If a party fails to pay any amount payable under this Agreement on the due date for payment, that party must pay interest on the amount unpaid at the higher of the Interest Rate plus four percent (4%) per annum or the rate (if any) fixed or payable under any judgment or other thing into which the liability to pay the amount becomes merged.

(b)	The interest payable under clause 15.17(a):

(i)	accrues from day to day (on the basis of a three hundred and sixty five (365) day year) from and including the due date for payment up to (but excluding) the actual date of payment, before and, as an additional and independent obligation, after any judgment or other thing into which the liability to pay the amount becomes merged; and

(ii)	may be capitalised by the person to whom it is payable at monthly intervals.

15.18	Benefits Held on Trust

(a)	Each Seller holds the benefit of each indemnity, promise and obligation in this Agreement expressed to be for the benefit of a director, officer or employee of a Seller Group Member, or for the benefit of a Seller Group Member which is not a party to this Agreement, on trust for that director, officer, employee or Seller Group Member.

(b)	The Buyer holds the benefit of each indemnity, promise and obligation in this Agreement expressed to be for the benefit of a director, officer or employee of a Buyer Group Member or for the benefit of a Buyer Group Member which is not a party to this Agreement, on trust for that director, officer, employee or Buyer Group Member.

15.19	Third Party Rights

(a)	A person who is not a party will have no rights to enforce any of the terms of this Agreement, save as contemplated in clauses 15.18.

(b)	The parties may amend or vary this agreement in accordance with its terms without the consent of any other person.

15.20	Contra Proferentem Excluded

No term or condition of this Agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this agreement or that provision.

15.21	Attorneys

Each of the attorneys executing this agreement states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

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15.22	No Immunity

Each party hereto unconditionally and irrevocably:

(a)	agrees that the execution, delivery and performance by it of this Agreement constitute private and commercial acts rather than public or governmental acts and waives any right to plead state action as a defence to a breach of this Agreement;

(b)	waives any claim to immunity (sovereign, diplomatic or otherwise) in regard to any proceedings whatsoever and wheresoever brought against it or its assets in relation to this Agreement or any transaction contemplated by this Agreement including, without limitation, immunity from service of process, immunity from jurisdiction of any court and immunity of its property from execution;

(c)	without prejudice to the generality of the foregoing, specifically waives any such right to immunity in respect of any proceedings in relation to:

(i)	judicial proceedings for interim, interlocutory, final or ancillary or injunctive orders, whether in personam or in rem before any national court of competent jurisdiction;

(ii)	proceedings for any provisional or conservatory measures including, without limitation, attachment prior to the institution of any proceedings, or during the proceedings, for the preservation of its rights or interests; and

(iii)	judicial proceedings for the recognition and enforcement of any arbitral awards rendered by a tribunal constituted pursuant to this Agreement; and

(d)	consents generally in respect of the enforcement of any judgement against it in any such proceedings, to the giving of any relief or the issue of any process in connection with such proceedings including the making, enforcement or execution against or in respect of any property whatsoever of any order or judgement which may be made or given in such proceedings.

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Schedule 1 Seller Warranties

1.	Ownership

(a)	On the date of this Agreement, the Seller is registered as a holder of the PRL 15 Title and is the owner of a legal interest of seventy five decimal six one one four percent (75.6114%) and a beneficial owner of a seventy four decimal zero five seven eight percent (74.0578%) interest in the PRL 15 Title.

(b)	Immediately prior to Completion, the Seller will be the legal and beneficial owner of the Assigned Interest, free and clear of all Encumbrances other than the Permitted Encumbrances. Subject to the Conditions, the Seller has the right to assign the legal and beneficial interest in the Assigned Interest on the terms set out in this Agreement.

(c)	At Completion, the Buyer will acquire the full legal and beneficial ownership of the Assigned Interest free and clear of all Encumbrances other than the Permitted Encumbrances.

(d)	There is no Claim, pending or to the knowledge of the Seller, threatened, whose outcome is likely to have a material adverse effect on the ability of the Seller to perform its obligations to complete the sale and purchase of the Assigned Interest.

2.	Power and Authority

2.1	No Legal Impediment

The execution, delivery and performance by the Seller of this Agreement:

(a)	complies with its constitution or other constituent documents; and

(b)	does not constitute a breach of any law, or cause or result in a default under any agreement or Encumbrance, by which it is bound and that would prevent it from entering into and performing its obligations under this Agreement.

2.2	Corporate Authorisations

All necessary authorisations for the execution, delivery and performance by the Seller of this Agreement in accordance with its terms have been obtained or will be obtained before Completion, other than the consents and approvals referred to in the Conditions in clause 2.1.

2.3	Power and Capacity

The Seller has full power and capacity to enter into and perform its obligations under this Agreement.

2.4	Incorporation

The Seller is validly incorporated, organised and subsisting in accordance with the laws of its place of incorporation.

2.5	No Trust

The Seller enters into and performs this Agreement on its own account and not as trustee for or nominee of any other person.

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3.	Solvency

3.1	No Liquidation

The Seller has not:

(a)	gone, or is not proposed to go, into liquidation;

(b)	passed a winding up resolution or commenced steps for winding up or dissolution; or

(c)	received a deregistration notice under the Companies Act or any communication from a Governmental Agency that might lead to such notice or applied for deregistration under the Companies Act.

3.2	No Winding-Up Process

No petition or other process for winding up or dissolution has been presented or threatened in writing against the Seller and, so far as the Seller is aware, there are no circumstances justifying such a petition or other process.

3.3	No Receiver or Manager

No receiver, receiver and manager, judicial manager, liquidator, administrator or like official has been appointed, or is threatened or expected to be appointed, over the whole or a substantial part of the undertaking or property of the Seller, and, so far as the Seller is aware, there are no circumstances justifying such an appointment.

3.4	Arrangements with Creditors

The Seller has not entered into, or taken steps or proposed to enter into, any arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

3.5	No Writs

No writ of execution has been issued against the Seller or its property and, so far as the Seller is aware, there are no circumstances justifying such a writ.

3.6	Solvency

The Seller is not Insolvent. The Seller is not taken under applicable laws to be unable to pay its debts nor has it stopped or suspended, or threatened to stop or suspend, payment of all or a class of its debts.

4.	The Title

(a)	The PRL 15 Title is in good standing and is in full force and effect in terms of the Act.

(b)	All fees or royalties (if applicable) in respect of the PRL 15 Title which have fallen due for payment have been paid.

(c)	There is currently no breach of any of the terms and conditions to which the PRL 15 Title is subject which could result in the forfeiture or cancellation of the PRL 15 Title.

(d)	No notice of default, termination, or breach of the PRL 15 Title has been received by the Seller.

(e)	The conditions of the PRL 15 Title have been complied with in all material respects and, to the knowledge of the Seller, there are no facts, matters or circumstances which would give rise to the cancellation, forfeiture or suspension of the PRL 15 Title or the imposition of any new conditions under the PRL 15 Title.

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(f)	As far as the Seller is aware, (i) the Seller holds each Authorisation that is necessary to enable it to carry on the Business, and (ii) it is complying with any conditions to which any of these Authorisations is subject.

5.	Insurance

5.1	Disclosure

The Disclosure Materials contain complete and accurate particulars of all current insurance policies and cover notes taken out in respect of the Assets as at the date of this Agreement (“Insurance”).

5.2	No Claims

There are no outstanding claims made under any Insurance in respect of the Assets.

6.	Litigation

(a)	There is no Claim in respect of or relating to the Assigned Interest or the PRL 15 Title which may give rise to litigation (administrative or judicial), arbitration or dispute resolution proceedings and none is pending or, so far as the Seller is aware, threatened, other than compensation claims made by landowners in connection the operations connected with the PRL 15 Title, details of which have been made available in the data room.

(b)	There is no legal proceeding of any kind, litigation (administrative or judicial), arbitration, governmental inquiry or investigation, suit or dispute resolution proceedings to which the Seller is a party in respect of the Assigned Interest or the PRL 15 Title, and none is pending or, so far as the Seller is aware, threatened.

(c)	There is no unsatisfied judgment, order, arbitral award or decision of any court, tribunal or arbitrator, or unsatisfied settlement of proceedings in any court, tribunal or arbitration, affecting the Assigned Interest or the PRL 15 Title, and none is pending, or, so far as the Seller is aware, threatened.

7.	Environment

(a)	So far as the Seller is aware, all operations in connection with the PRL 15 Title are being carried out in accordance with all applicable environmental laws.

(b)	The Seller has not received any notice from any Governmental Agency:

(i)	for work or expenditure in relation to any of the Assets to comply with any environmental laws or the terms of any Authorisations other than the minimum work and expenditure conditions applicable to the PRL 15 Title; or

(ii)	that operations in respect of the Assets should cease or be conducted in some alternative manner so as to comply with environmental laws or the terms of any Authorisations.

(c)	The Seller has not in respect of the operations under the PRL 15 Title, received any notice of enforcement, prohibition, improvement, remediation or other notice of equivalent nature, or any judgment, order, decree, award, demand or decision in respect of the environment from any court, tribunal, arbitrator or governmental or regulatory authority and, so far as the Seller is aware, no such notice, judgement, order, decree, award, demand or decision is pending or threatened.

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8.	Tax

(a)	The Seller, to the extent that it is a resident as defined in section 2(1) of the Goods and Services Tax Act 2003 (PNG) (the GST Act), is a registered person, and is registered, under the GST Act.

(b)	No investigation, audit or inquiry by any Governmental Authority (including any Tax authority) is in progress or pending in respect of the Seller or the PRL 15 Title, and, so far as the Seller is aware, none is threatened.

(c)	The Seller has filed all material Tax returns required to be filed by the Seller within the applicable time period. So far as the Seller is aware, the Seller has paid all Taxes that were due and payable by the Seller.

9.	Disclosure

(a)	The PRL 15 Title provided in the Disclosure Materials is true, accurate and complete.

(b)	The PRL 15 Title and applicable Laws/Regulations, contain the entirety of the obligations of the Seller to the Government, and no other understanding or agreement exists between the Seller and PNG in relation to the subject matter of the PRL 15 Title.

(c)	The Seller has not intentionally withheld or concealed from Buyer any information in the possession of the Seller Group that a prospective purchaser of the Assigned Interest would reasonably expect to be provided with in order to make a decision whether to purchase the Assigned Interest.

(d)	At the date of this Agreement, the Seller does not have actual knowledge of a breach of any Seller Warranty.

(e)	So far as the Seller is aware, except as otherwise disclosed in the Data Room, there are no agreements or documents relating to the PRL 15 Title with the Seller or any Related Body Corporate of the Seller that will be binding on the Buyer or the PRL 15 Title after the entry into this Agreement.

10.	Anti Bribery and Improper Payments

With respect to the PRL 15 Title, the Seller (i) warrants that it has not made, offered, or authorised, and (ii) covenants that it will not make, offer, or authorise, any payment, gift, promise or other advantage, whether directly or through any other person or entity (including its Affiliates), to or for the use or benefit of any Public Official, any political party or any other individual or entity, where such payment, gift, promise or advantage would violate such warranty, or such covenant or the Anti-Bribery Laws and Obligations.

No Public Official or close relative of any Public Official has any direct or indirect ownership or other legal or beneficial interest in the Seller or any of its Related Bodies Corporate (save where such ownership results from the ownership of shares listed on a recognized stock exchange) and that no such Public Official serves as an officer, director, employee, or agent of the party or its Related Bodies Corporate.

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Schedule 2 Buyer Warranties

(A)	(No legal impediment): The execution, delivery and performance by the Buyer of this Agreement:

(i)	complies with its constitution or other constituent documents; and

(ii)	does not constitute a breach of any law, or cause or result in default under any agreement or Encumbrance, by which it is bound and which would prevent it from entering into and performing its obligations under this Agreement.

(B)	(Corporate Authorisations): All necessary action to authorise the execution, delivery and performance of this Agreement by the Buyer in accordance with its terms and all permits or Authorisations to hold the Assigned Interest have been obtained or will be obtained before Completion, except for the consents and approvals referred to in the Condition in clause 2.1.

(C)	(Power and capacity) The Buyer has full power and capacity to enter into and perform its respective obligations under this Agreement.

(D)	(Incorporation): The Buyer is validly incorporated, organised and subsisting in accordance with the laws of its place of incorporation.

(E)	(No trust): The Buyer enters into and performs this Agreement on its own account and not as trustee for or nominee of any other person.

(F)	(No liquidation): The Buyer has not:

(i)	gone, or is proposed to go, into liquidation; or

(ii)	passed a winding up resolution or commenced steps for winding up or dissolution.

(G)	(No winding-up process): No petition or other process for winding up or dissolution has been presented or threatened in writing against the Buyer and, so far as the Buyer is aware, there are no circumstances justifying a petition or other process.

(H)	(No receiver or manager): No receiver, receiver and manager, judicial manager, liquidator, administrator or like official has been appointed, or is threatened or expected to be appointed, over the whole or a substantial part of the undertaking or property of the Buyer, and so far as the Buyer is aware, there are no circumstances justifying such an appointment.

(I)	(Arrangement with creditors): The Buyer has not entered into, or taken steps or proposed to enter into, any arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

(J)	(No writs): No writ of execution has issued against the Buyer or any of its assets and, so far as the Buyer is aware, there are no circumstances justifying such a writ.

(K)	(Solvency): The Buyer is not Insolvent. The Buyer is not taken under applicable laws to be unable to pay its debts or has stopped or suspended, or threatened to stop or suspend, payment of all or a class of its debts.

(L)	(Financing): The Buyer has or will have adequate funding or financing to pay each component of the Purchase Price when it falls due under this Agreement and to satisfy all obligations of the Buyer under this Agreement.

(M)	(Awareness): As at the date of this Agreement, neither the Buyer nor any Buyer Group Member is aware of any breach of a Seller Warranty or of any matter, circumstances of events which will or are reasonably likely to result in a Claim.

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(N)	(GST registration): The Buyer, to the extent that it is a resident as defined in section 2(1) of the Goods and Services Tax Act 2003 (PNG) (the GST Act), is a registered person, and is registered, under the GST Act.

(O)	(Anti Bribery and Improper Payments): With respect to the PRL 15 Title, the Buyer (i) warrants that it has not made, offered, or authorised, and (ii) covenants that it will not make, offer, or authorise, any payment, gift, promise or other advantage, whether directly or through any other person or entity (including its Affiliates), to or for the use or benefit of any Public Official, any political party or any other individual or entity, where such payment, gift, promise or advantage would violate such warranty, or such covenant or the Anti-Bribery Laws and Obligations. No Public Official or close relative of any Public Official has any direct or indirect ownership or other legal or beneficial interest in the Buyer or any of its Related Bodies Corporate (save where such ownership results from the ownership of shares listed on a recognized stock exchange) and that no such Public Official serves as an officer, director, employee, or agent of the party or its Related Bodies Corporate.

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Schedule 3 Completion Steps

1.	Completion

1.1	Seller’s Obligations at Completion

Subject to the Buyer complying with its obligations under clause 1.2 of this Schedule 3, at Completion the Seller must give the Buyer the following documents, to the extent that they have not been delivered to the Buyer already:

(a)	a copy of the PRL 15 Transfer duly executed by the Seller;

(b)	a copy of the PRL 15 JOA duly executed by the Seller;

(c)	a copy of the Deed of Cross Charge (as defined in the PRL 15 JOA) duly executed by the Seller;

(d)	a certified extract of a resolution of the Board of the Seller approving the execution by the Seller of this Agreement and any agreement contemplated by this Agreement;

(e)	a DVD, initialled (for identification purposes only) by the Seller containing electronic copies of the items referred to in paragraphs (a) and (c) of the definition of Disclosure Materials; and

(f)	any other document or agreement executed by the Seller or its Related Bodies Corporate that the parties agree in writing is to be delivered at Completion.

1.2	Buyer’s Obligations at Completion

At Completion the Buyer must:

(a)	pay the Completion Payment to the Seller in Immediately Available Funds without counterclaim or set-off by the Buyer;

(b)	a certified extract of a resolution of the Board of the Buyer approving the execution by the Buyer of this Agreement and any agreement contemplated by this Agreement;

(c)	any other document or agreement executed by the Buyer or its Related Bodies Corporate that the parties agree in writing is to be delivered at Completion; and

(d)	to the extent that they have not been delivered to the Seller, deliver a counterpart, executed by the Buyer, of the documents listed in clause 1.1 of this Schedule 3.

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Schedule 4 Petroleum Information

The Parties agree that Completion Payment includes an amount of three hundred and thirty seven million eight hundred and forty thousand, four hundred and one U.S. dollars ($337,840,401) which comprises the Assigned Interest share of all amounts relating to information relating to the presence, absence or extent of deposits for petroleum for the Licence up to the date of this Agreement.

PRL15 Asset	Allocated Amount (Assigned Interest Share)

PRL15 Petroleum Information	$337,840,401

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Schedule 5 Deed of Transfer

This Deed of Transfer is made on [●] 201[●].

Between:

(1)	SPI (208) Limited (company number 1-31349) a company existing under the laws of the Independent State of Papua New Guinea, having its principal place of business at Level 2, Ravalien Haus, Harbour City, Port Moresby, NCD 0121, Papua New Guinea (“Transferor”);

(2)	Total E&P PNG 5 B.V. (Dutch Trade Register 56075855) Bordewijklaan 18, 2591 XR The Hague, The Netherlands (“Transferee”); and

(3)	SPI Security Holdings Limited (company number 1-78044) a company existing under the laws of the Independent State of Papua New Guinea, having its principal place of business at Level 2, Ravalien Haus, Harbour City, Port Moresby, NCD 0121, Papua New Guinea.

Whereas:

(A)	The Transferor is the registered holder of petroleum retention licence number 15 granted under the Oil and Gas Act 1988 with SPI Security Holdings Limited (“the Licence”).

(B)	Pursuant to the Sale Agreement between the parties dated on or about the date of this Deed (“Sale Agreement”), the Transferor has agreed to transfer to Transferee, and Transferee has agreed to accept a transfer from the Transferor of, a sixty one decimal two nine zero three (61.2903%) undivided interest as a tenant in common in the Licence for the good and valuable consideration described in the Sale Agreement, and with effect on and from Completion.

It is agreed:

1.	Definitions and Interpretation

Definitions and rules of interpretation that apply in the Sale Agreement also apply in this Deed.

2.	Transfer

With effect on and from Completion, the Transferor hereby transfers and assigns to the Transferee, and the Transferee hereby takes a transfer and assignment of, the whole of the legal and beneficial right, title and interest in and to the Licence for the Transferee to hold as a tenant in common with the Transferor in the undivided proportionate share specified in the Schedule to this Deed.

3.	Miscellaneous

3.1	No Merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Deed or the Sale Agreement. They will survive the execution and delivery or any assignment or other document entered into for the purpose of implementing a transaction.

3.2	Assignment

Neither party can assign, charge, encumber or otherwise deal with any rights and obligations under this Deed.

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3.3	Governing Law and Jurisdiction

This Deed is governed by the laws of the Independent State of Papua New Guinea.

3.4	Counterparts

This Deed may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

Schedule

Undivided proportionate share in the Licence

SPI (208) Limited	37.7097%

Total E&P PNG 5 B.V.	61.2903%

SPI Security Holdings Limited	1.0000%

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SIGNATURE PAGE

EXECUTED AND DELIVERED AS A DEED

As Seller

THE COMMON SEAL of SPI (208) LIMITED, the fixing of which was witnessed by:

Signature of director	Signature of director/secretary

Name	Name

As Buyer

Signed Sealed and Delivered for Total E&P PNG 5 B.V.in the presence of: ……………………………….. Witness	……………………………….. Attorney

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As Continuing Holder

THE COMMON SEAL of SPI SECURITY HOLDINGS LIMITED, the fixing of which was witnessed by:

Signature of director	Signature of director/secretary

Name	Name

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Schedule 6 Determination of Interim Resource Payment and Final Resource Payment

Part 1 Definitions

The meanings of the terms used in this Schedule 6 are set out below:

“Barrel” means 42 U.S. gallons measured at 60 degrees Fahrenheit.

“mcf” means one thousand (1,000) Standard Cubic Feet.

“Standard Cubic Foot” means the amount of gaseous hydrocarbons which occupy one cubic foot at a pressure of 14.696 pounds per square inch absolute at a temperature of 60 degrees Fahrenheit and Standard Cubic Feet shall be construed accordingly.

“Tcf” means one trillion (1,000,000,000,000) Standard Cubic Feet.

The parties agree that Condensate shall be converted to Hydrocarbon Gas at a rate of one (1) million Barrels of Condensate is equal to six (6) billion Standard Cubic Feet of Hydrocarbon Gas (“Conversion Rate”).

Part 2 Calculation of PRL 15 2C Resource and PRL 15 2P Resource

(a)	The parties shall determine the volume of 2C Hydrocarbon Gas and 2C Condensate as follows:

(i)	the volume of 2C Hydrocarbon Gas within the PRL 15 Fields certified in the Interim Resource Certification of the Expert nominated by the Seller; plus

(ii)	the volume of 2C Hydrocarbon Gas within the PRL 15 Fields certified in the Interim Resource Certification of the Expert nominated by the Buyer; plus

(iii)	the volume of 2C Condensate within the PRL 15 Fields certified in the Interim Resource Certification of the Expert nominated by the Seller, such volume converted to 2C Hydrocarbon Gas at the Conversion Rate; plus

(iv)	the volume of 2C Condensate within the PRL 15 Fields certified in the Interim Resource Certification of the Expert nominated by the Buyer, such volume converted to 2C Hydrocarbon Gas at the Conversion Rate.

The volume of “PRL 15 2C Resource” for the purpose of calculating the Interim Resource Payment shall be the sum of (i), (ii), (iii) and (iv) above, divided by two.

(b)	In respect of the Final Resource Certification, the parties shall determine the volume of 2P Hydrocarbon Gas and 2P Condensate as follows:

(i)	the volume of 2P Hydrocarbon Gas within the PRL 15 Fields certified in the Final Resource Certification of the Expert nominated by the Seller; plus

(ii)	the volume of 2P Hydrocarbon Gas within the PRL 15 Fields certified in the Final Resource Certification of the Expert nominated by the Buyer; plus

(iii)	the volume of 2P Condensate within the PRL 15 Fields certified in the Final Resource Certification of the Expert nominated by the Seller, such volume converted to 2P Hydrocarbon Gas at the Conversion Rate; plus

(iv)	the volume of 2P Condensate within the PRL 15 Fields certified in the Final Resource Certification of the Expert nominated by the Buyer, such volume converted to 2P Hydrocarbon Gas at the Conversion Rate; plus

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(v)	the volume of Hydrocarbon Gas produced from the PRL 15 Fields; plus

(vi)	the volume of Condensate produced from the PRL 15 Fields converted to Hydrocarbon Gas at the Conversion Rate.

The volume of “PRL 15 2P Resource” for the purpose of calculating the Final Resource Payment shall be the sum of (i), (ii), (iii), and (iv) above, divided by two, plus the sum of (v) and (vi).

Part 3 Calculation of Hydrocarbon Volumes for the purposes of Discovery Bonus

(a)	For the purposes of calculating the Discovery Bonus, if the parties are unable to reach agreement in respect of the volume of 2C Hydrocarbon Gas and 2C Condensate discovered by the Carried Exploration Well outside the PRL 15 Fields but within the PRL 15 Area, the parties shall determine such volume as follows:

(i)	the volume of 2C Hydrocarbon Gas discovered by the Carried Exploration Well outside the PRL 15 Fields but within the PRL 15 Area certified in the Discovery Bonus Certification of the Expert nominated by the Seller; plus

(ii)	the volume of 2C Hydrocarbon Gas discovered by the Carried Exploration Well outside the PRL 15 Fields but within the PRL 15 Area certified in the Discovery Bonus Certification of the Expert nominated by the Buyer; plus

(iii)	the volume of 2C Condensate discovered by the Carried Exploration Well outside the PRL 15 Fields but within the PRL 15 Area certified in the Discovery Bonus Certification of the Expert nominated by the Seller, such volume converted to 2C Hydrocarbon Gas at the Conversion Rate; plus

(iv)	the volume of 2C Condensate discovered by the Carried Exploration Well outside the PRL 15 Fields but within the PRL 15 Area certified in the Discovery Bonus Certification of the Expert nominated by the Buyer, such volume converted to 2C Hydrocarbon Gas at the Conversion Rate.

The volume of 2C Hydrocarbon Gas and 2C Condensate for the purpose of calculating the Discovery Bonus shall be the sum of (i), (ii), (iii) and (iv) above, divided by two.

Part 4 Interim Resource Payment Formula

The amount of the “Interim Resource Payment” shall comprise a variable amount based on the Assigned Interest portion of PRL 15 2C Resource calculated by using the rates below for the relevant resource tranches:

PRL 15 2C Resource tranches (Tcf-equivalent) (100% basis)	Rate (US$/mcf- equivalent)
In excess of 3.5 Tcfe to a maximum of 5.4Tcfe	0.60 US$/mcfe
In excess of 5.4 Tcfe to a maximum of 6.5 Tcfe	0.80 US$/mcfe
For those volumes in excess of 6.5 Tcfe	1.00 US$/mcfe

The Interim Resource Payment shall be calculated in accordance with the following formula:

(a)	if the volume of PRL 15 2C Resource is less than 3.5 Tcfe, a nil amount; or

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(b)	if the volume of PRL 15 2C Resource is equal to or exceeds 3.5 Tcfe but is less than 5.4 Tcfe, an amount of 0.60 US$ for each such mcfe in excess of 3.5 Tcfe to a maximum of 5.4 Tcfe, multiplied by the Assigned Interest; or

(c)	if the volume of PRL 15 2C Resource is equal to or exceeds 5.4 Tcfe but is less than 6.5 Tcfe:

(i)	the amount calculated in paragraph (b) above using 5.4 Tcfe; plus

(ii)	an amount of 0.80 US$ for each such mcfe in excess of 5.4 Tcfe to a maximum of 6.5 Tcfe, multiplied by the Assigned Interest; or

(d)	if the volume of PRL 15 2C Resource exceeds 6.5 Tcfe:

(i)	the amount calculated in paragraph (c) above using 6.5 Tcfe; plus

(ii)	an amount of 1.00 US$ for each mcfe in excess of 6.5 Tcfe, multiplied by the Assigned Interest.

Worked Example: for illustrative purposes only.

2C Resource	5.4 Tcfe	6.5 Tcfe	7.1 Tcfe
Interim Resource Payment	61.2903% x (5.4 – 3.5) x 0.60	61.2903% x [(5.4 – 3.5) x 0.60 + (6.5 – 5.4) x 0.8]	61.2903% x [(5.4 – 3.5) x 0.60 + (6.5 – 5.4) x 0.8 + (7.1 – 6.5) x 1.00
Paid at certification	0 MUS$	539.35 MUS$	907.09 MUS$
Paid at FID	698.71 MUS$	698.71 MUS$	698.71 MUS$
TOTAL Payment	698.71 MUS$	1238.06 MUS$	1605.80 MUS$

Part 5 Final Resource Payment Formula

The amount of Ithe “Final Resource Payment” shall comprise a variable amount based on the Assigned Interest portion of PRL 15 2P Resource plus any Hydrocarbon Gas or Condensate produced from the PRL 15 Fields prior to the date of such certification calculated by using the rates below for the relevant resource tranches:

PRL 15 2P Resource tranches (Tcf-equivalent) (100% basis)	Rate (US$/mcf- equivalent)
In excess of 3.5 Tcfe to a maximum of 5.4Tcfe	0.60 US$/mcfe
In excess of 5.4 Tcfe to a maximum of 6.5 Tcfe	0.80 US$/mcfe
For those volumes in excess of 6.5 Tcfe	1.00 US$/mcfe

The Final Resource Payment shall be calculated in accordance with the following formula:

(a)	if the volume of PRL 15 2P Resource plus the volume of Hydrocarbon Gas or Condensate produced from the PRL 15 Fields prior to the date of the Final Resource Certification is less than 3.5 Tcfe, a nil amount; or

(b)	if the volume of PRL 15 2P Resource plus the volume of Hydrocarbon Gas or Condensate produced from the PRL 15 Fields prior to the date of the Final Resource Certification is equal to or exceeds 3.5 Tcfe but is less than 5.4 Tcfe, an amount of 0.60 US$ for each such mcfe in excess of 3.5 Tcfe to a maximum of 5.4 Tcfe, multiplied by the Assigned Interest; or

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(c)	if the volume of PRL 15 2P Resource plus the volume of Hydrocarbon Gas or Condensate produced from the PRL 15 Fields prior to the date of the Final Resource Certification is equal to or exceeds 5.4 Tcfe but is less than 6.5 Tcfe:

(i)	the amount calculated in paragraph (b) above using 5.4 Tcfe; plus

(ii)	an amount of 0.80 US$ for each such mcfe in excess of 5.4 Tcfe to a maximum of 6.5 Tcfe, multiplied by the Assigned Interest; or

(d)	if the volume of PRL 15 2P Resource plus the volume of Hydrocarbon Gas or Condensate produced from the PRL 15 Fields prior to the date of the Final Resource Certification exceeds 6.5 Tcfe:

(i)	the amount calculated in paragraph (c) above using 6.5 Tcfe; plus

(ii)	an amount of 1.00 US$ for each mcfe in excess of 6.5 Tcfe, multiplied by the Assigned Interest.

Part 6 Engagement of Experts and Certification Procedure

(a)	For the purposes of calculating the amount of the Interim Resource Payment, the Final Resource Payment and the Discovery Bonus, the volume of PRL 15 2C Resource shall be determined by two Experts in accordance with the provisions of this Schedule 6 – Part 6 and the relevant instruction in Schedule 7, (which in the case of the Discovery Bonus Certification the instructions in Schedule 7 - Part 2 will be modified such that the reference to PRL 15 Fields is changed to the Hydrocarbon accumulation outside the PRL 15 Fields but within the PRL 15 Area identified by the Carried Exploration Well). In the event of any inconsistency between this Schedule 6 – Part 6 and the relevant instruction in Schedule 7, the parties agree that the terms of the relevant instruction in Schedule 7 will prevail to the extent of that inconsistency.

(b)	Each Expert shall provide a written report setting out its determination of the volumes of 2C Hydrocarbon Gas and 2P Hydrocarbon Gas within the PRL 15 Fields and 2C Condensate and 2P Condensate within the PRL 15 Fields. The two Expert reports shall comprise the “Interim Resource Certification” or “Final Resource Certification”, as the case may be. In respect of the Discovery Bonus, each Expert shall provide a written report setting out its determination of the volumes of 2C Hydrocarbon Gas discovered by the Carried Exploration Well outside the PRL 15 Fields but within the PRL 15 Area and 2C Condensate discovered by the Carried Exploration Well outside the PRL 15 Fields but within the PRL 15 Area. The two Expert reports shall comprise the “Discovery Bonus Certification”.

(c)	On or before the applicable Trigger Date, each of the Buyer and the Seller shall nominate an independent reputable international firm of valuers with expertise in the oil and gas industry and the capability to perform valuations on oil and gas reserves in Papua New Guinea (“Applicable Criteria”) from amongst the following consultants: Gaffney, Cline & Associates, Ryder Scott, Beicip, Nederland Sewell & Associates, Inc. and Miller and Lents, Ltd., each company an “Expert”.

(d)	In the event that an Expert:

(i)	on the applicable Trigger Date, does not engage in the business of providing valuation services on oil and gas reserves in Papua New Guinea; or

(ii)	is unwilling or unable or indicates to the Buyer and the Seller an unwillingness or inability (for any reason) to provide the services contemplated of it by this Agreement or otherwise does not agree to be accept appointment within five (5) Business Days of the applicable Trigger Date,

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the party seeking to appoint such Expert shall appoint another from amongst the list in paragraph (c). If the party fails to appoint a person to be the Expert on or before the applicable Trigger Date under paragraph (c) or within such fifteen (15) Business Day period under paragraph (d) (as the case may be), a person who meets the Applicable Criteria (as defined above) shall be appointed by the ICC International Centre For Expertise from amongst the list in paragraph (c) in accordance with the ICC Rules For Expertise as then in force.

(e)	The Buyer and the Seller shall jointly engage each Expert in accordance with paragraph (g) below and the terms of the Interim Resource Instruction or the Final Resource Instruction (as applicable) within five (5) Business Days of:

(i)	if subparagraph (d)(i) or (d)(ii) applies, the date on which the Experts are appointed by the ICC International Centre For Expertise in accordance with subparagraph (e); or

(ii)	if subparagraph (d)(i) and (d)(ii) do not apply, the applicable Trigger Date.

(f)	The Buyer and the Seller shall, subject to the requirements of this paragraph (f), jointly engage each Expert on such Expert’s usual terms of engagement.

(g)	The parties to this Agreement shall ensure that the Experts, once appointed, must not have any ex parte communications with any party or the other Expert concerning such Expert’s determination of the volumes of Hydrocarbon Gas and the volumes of Condensate in accordance with this Agreement.

(h)	All parties agree to cooperate fully in the expeditious conduct of such Expert’s determination and to provide the Experts with access to all facilities, books, records, documents, information and personnel necessary to make a fully informed decision in an expeditious manner, including such raw, analysed and processed data and interpretive data and assessments as the Expert may reasonably require or as any party reasonably believes will assist such Expert in its determination.

(i)	The Experts will be acting as an expert and not in an arbitral capacity and may adopt such procedures as it sees fit. Such Expert’s decision will be final and binding on the parties in the absence of manifest error. No party may, and each party undertakes to not purport to, challenge an Expert’s determinations as set out in the Interim Resource Certification, the Final Resource Certification or the Discovery Bonus Certification (whether on grounds of manifest error or otherwise).

(j)	The costs and expenses of the Experts shall be borne fifty percent (50%) by the Buyer and fifty percent (50%) by the Seller and the Seller shall reimburse the Buyer in respect of its share of such costs within ten (10) Business Days of any request to do so. Each party shall bear its own costs relating to the Interim Resource Certification, the Final Resource Certification and the Discovery Bonus Certification.

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Schedule 7     Certification Instructions

Part 1           Interim Resource Instruction

[# - date]

[# - [Certifier and address]

[# - Attention: #]

Dear Sirs

Certification study of Contingent Hydrocarbon Gas and Condensate Resources

Elk and Antelope Fields within petroleum retention license 15, Papua New Guinea

Total E&P PNG 5 B.V. (the Instructor), on behalf of Total E&P PNG 5 B.V. and SPI (208) Limited (the Instructing Parties), hereby instructs and requests you to undertake a certification study of the contingent gas and condensate resources within the Elk and Antelope Fields located within the area of petroleum retention license 15, in Papua New Guinea, as set out in this letter of instruction.

1.	Standards and definitions

Your certification should be conducted in accordance with:

(A)	the Petroleum Resources Management System sponsored by Society of Petroleum Engineers, American Association of Petroleum Geologists, World Petroleum Council and Society of Petroleum Evaluation Engineers (PRMS); and

(B)	the Guidelines for Application of the Petroleum Resources Management System November 2011 sponsored by Society of Petroleum Engineers, American Association of Petroleum Geologists, World Petroleum Council, Society of Petroleum Evaluation Engineers and Society of Exploration Geophysicists (PRMS Guidelines).

Definitions that apply in the PRMS, as defined in Appendix A: Glossary of Terms Used In Resource Evaluations, of the PRMS, also apply in this letter of instruction.

In addition, the following definitions apply (in priority to the PRMS to the extent of any inconsistency) in this letter of instruction unless the context requires otherwise.

Antelope Field means the gas field known as the "Antelope field" within PRL15, described in Part 1 of the Schedule to this letter of instruction.

Elk Field means the gas field known as the "Elk field" within PRL15, described in Part 2 of the Schedule to this letter of instruction.

Hydrocarbon Gas means Natural Gas other than Condensate and non-hydrocarbon compounds.

MMbbl means million barrels at standard atmospheric conditions of an absolute pressure of 14.73 pound-force per square inch absolute and 60 degrees Fahrenheit.

PRL15 means petroleum retention licence number 15 granted under the Oil and Gas Act, and any tenement or right derived from petroleum retention license number 15 or that covers, relates to or is connected with or in respect of all or any portion of the area within the external boundaries of petroleum retention license number 15 as at 1 January 2014.

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PRL15 Fields means the Elk Field and the Antelope Field, and includes either of them.

Raw Gas means Natural Gas, including Condensates and non-hydrocarbon compounds.

scf means standard cubic foot at standard atmospheric conditions of an absolute pressure of 14.73 pound-force per square inch absolute and 60 degrees Fahrenheit.

tcf means trillion scf.

2.	Resources certification and methodology

You are instructed to certify and report in writing addressed to the Instructing Parties, as at the date of your certification report:

(A)	the Estimated Ultimate Recovery of Contingent Resources of Raw Gas and Hydrocarbon Gas from the PRL15 Fields, at 1C, 2C and 3C estimate levels, in tcf rounded to two decimal places; and

(B)	the Estimated Ultimate Recovery of Contingent Resources of Condensate from the PRL15 Fields, at 1C, 2C and 3C estimate levels, in MMbbl rounded to zero decimal places.

In undertaking your study and certification and in preparing your certification report, you are instructed to employ a deterministic methodology. With such deterministic approach, which is the most commonly used one for contingent resources, estimates are assigned to each category (1C / 2C / 3C), using the most suitable dataset of parameters, taking into account the nature and amount of reliable geological, geophysical and engineering data, and also your own judgment and experience by applying the most suitable methodologies and workflows.

Condensate estimates should be based on stabilized Condensate that will meet Reid Vapor Pressure specifications for an atmospheric storage tank.

In preparing your certification report you are to act as an expert and not as an arbitrator, and subject to this letter of instruction you may adopt such procedures as you see fit.

3.	Assumptions

In undertaking your study and preparing your certification report, you may make such assumptions as your believe are appropriate. These should be described in your certification report.

4.	Relationship with Instructing Parties

The Instructing Parties have entered into binding agreement with each other (and others) in respect of certain transactions involving PRL 15. Under that agreement:

(A)	each of the Instructing Parties must assist you to provide your certification report by providing such data or information (including raw, analysed and processed data and interpretive data and assessments) as you may reasonably require, and in any event may each provide to you such data or information (including raw, analysed and processed data and interpretive data and assessments) as they believe will assist you, whether or not requested or required by you; and

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(B)	none of the Instructing Parties are restricted in their communications with you (other than as set out in section 6 below), provided that:

(ii)	they must each act reasonably in such communication and not seek unduly to influence you in the preparation of your certification report;

(iii)	any written communications, including electronic communications, as to any substantive matter in respect of your certification report between any of the Instructing Parties or their representatives and you (including by way of the provision of information as contemplated by paragraph 4(a) above) must be copied to the appropriate representatives of each other Instructing Party; and

(iv)	any verbal communications, including by electronic means or face to face, as to any substantive matter in respect of your certification report between any of the Instructing Parties or their representatives and you (including by way of the provision of information as contemplated by paragraph 4(a) above) must involve appropriate representatives of all of the Instructing Parties, and adequate notice of any such proposed communications must be given such as to allow all persons as should appropriately participate in the communications a reasonable opportunity to so participate.

The Instructor will be responsible for your fees, and will be reimbursed by the Instructing Parties as they have agreed between themselves.

5.	Timing

You are asked to provide your certification report as soon as reasonably practicable, and in any event within 90 days, after you receive this letter of instruction.

It is of importance to the Instructing Parties that your certification report is received within this period. Nonetheless, it is recognized that circumstances outside your control may cause delays that prevent this being achieved. You are asked to keep the Instructor fully informed as to the progress of your study, and to inform the Instructor immediately of any circumstances that may lead to any delay (and also the likely period of delay) in the completion of your study and the delivery of your certification report outside the time period above.

6.	Issue of final draft report and Instructing Parties submissions

You are instructed:

(A)	to provide to each Instructing Party simultaneously a final draft of your certification report for comment before your certification report is given;

(B)	that after the provision to the Instructing Parties of your final draft certification report, none of them or any of the affiliates or representatives are to have any communications with you other than as set out below;

(C)	to allow the Instructing Parties a period of 14 days from the provision to them of your final draft certification report for them to make formal written submissions to you in respect of your final draft certification report, and a copy of any such submissions received are to be provided to all other Instructing Parties (to the extent not already so provided by the Instructing Party that made the submissions);

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(D)	if any submissions are so received, to allow the Instructing Parties a further period of 7 days from the earliest of the date submissions have been received from all of the Instructing Parties and the date that is 14 days from the provision to them of your final draft certification report, to make formal written submissions in response to any written submissions made by any Instructing Party (but not new submissions), and a copy of any such response submissions so received are to be provided to all other Instructing Parties (to the extent not already so provided by the Instructing Party that made the response submissions);

(E)	if any response submissions are so received, to allow the Instructing Party that made the submissions to which the response submissions relate a further period of 7 days from the date that the response submissions were provided to such Instructing Party, to make formal written submissions in rebuttal to such response submissions, and a copy of any such rebuttal submissions so received are to be provided to all other Instructing Parties (to the extent not already so provided by the Instructing Party that made the rebuttal submissions);

(F)	to consider and take into account any such formal written submissions, response submissions and rebuttal submissions that you may receive within the relevant periods as above, and to amend your final draft certification report as you consider appropriate having regard to such submissions, response submissions and rebuttal submissions; and

(G)	then to provide your certification report as soon as reasonably practicable, and in any event within 7 days, after all the periods for the making submissions, response submissions and rebuttal submissions as above have lapsed.

7.	Receipt of information from Instructing Parties

While, as above, the Instructing Parties will be providing you with data or information and will not (as between themselves) be restricted in their communications with you, the 90 days deadline for the delivery of your certification report is paramount. You must obviously use your discretion as to what data or information you need to complete your study and to deliver your certification report. However, you are instructed to cease accepting new data or information to the extent that the 90 days deadline for the provision of your certification report would be compromised if you were to accept, and properly analyze and take account of the data or information, in completing your study and preparing your certification report.

If the flow of data or information from the Instructing Parties is such (whether too little, too great or inconsistent) as to be likely to delay the provision of your certification report beyond the 90 days deadline, you are asked to inform the Instructor promptly.

We look forward to receiving your certification report.

Your faithfully

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Part 2 Final Resource Instruction

[# - date]

[# - [certifier] and address]

[# - Attention: #]

Dear Sirs

Certification study of Gas and Condensate Resources

Elk and Antelope Fields within petroleum retention licence 15, Papua New Guinea

Total E&P PNG 5 B.V. (the Instructor), on behalf of Total E&P PNG 5 B.V. and SPI (208) Limited (the Instructing Parties), hereby instructs and requests you to undertake a certification study of the contingent gas and condensate resources within the Elk and Antelope Fields located within the area of petroleum retention license 15, in Papua New Guinea, as set out in this letter of instruction.

1.	Standards and definitions

Your certification should be conducted in accordance with:

(A)	the Petroleum Resources Management System sponsored by Society of Petroleum Engineers, American Association of Petroleum Geologists, World Petroleum Council and Society of Petroleum Evaluation Engineers (PRMS); and

(B)	the Guidelines for Application of the Petroleum Resources Management System November 2011 sponsored by Society of Petroleum Engineers, American Association of Petroleum Geologists, World Petroleum Council, Society of Petroleum Evaluation Engineers and Society of Exploration Geophysicists (PRMS Guidelines).

Definitions that apply in the PRMS, as defined in Appendix A: Glossary of Terms Used In Resource Evaluations, of the PRMS, also apply in this letter of instruction.

In addition, the following definitions apply (in priority to the PRMS to the extent of any inconsistency) in this letter of instruction unless the context requires otherwise.

Antelope Field means the gas field known as the "Antelope field" within PRL 15, described in Part 1 of the Schedule to this letter of instruction.

Elk Field means the gas field known as the "Elk field" within PRL15, described in Part 2 of the Schedule to this letter of instruction.

Hydrocarbon Gas means Natural Gas other than Condensate and non-hydrocarbon compounds.

MMbbl means million barrels at standard atmospheric conditions of an absolute pressure of 14.73 pound-force per square inch absolute and 60 degrees Fahrenheit.

PRL15 means petroleum retention licence number 15 granted under the Oil and Gas Act, and any tenement or right derived from petroleum retention license number 15 or that covers, relates to or is connected with or in respect of all or any portion of the area within the external boundaries of petroleum retention license number 15 as at 1 January 2014.

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PRL15 Fields means the Elk Field and the Antelope Field, and includes either of them.

Raw Gas means Natural Gas, including Condensates and non-hydrocarbon compounds.

scf means standard cubic foot at standard atmospheric conditions of an absolute pressure of 14.73 pound-force per square inch absolute and 60 degrees Fahrenheit.

tcf means trillion scf.

2.	Resources certification and methodology

You are instructed to certify and report in writing addressed to the Instructing Parties, as at the date of your certification report:

(A)	the Estimated Ultimate Recovery of Reserves of Raw Gas and Hydrocarbon Gas from the PRL15 Fields, at 1P, 2P and 3P estimate levels, in tcf rounded to two decimal places; and

(B)	the Estimated Ultimate Recovery of Reserves of Condensate from the PRL15 Fields, at 1P, 2P and 3P estimate levels, in MMbbl rounded to zero decimal places.

In undertaking your study and certification and in preparing your certification report, you are instructed to employ a deterministic methodology. With such deterministic approach, which is the most commonly used one for contingent resources, estimates are assigned to each category (1C / 2C / 3C), using the most suitable dataset of parameters, taking into account the nature and amount of reliable geological, geophysical and engineering data, and also your own judgment and experience by applying the most suitable methodologies and workflows.

Condensate estimates should be based on stabilized Condensate that will meet Reid Vapor Pressure specifications for an atmospheric storage tank.

In preparing your certification report you are to act as an expert and not as an arbitrator, and subject to this letter of instruction you may adopt such procedures as you see fit.

3.	Assumptions

In undertaking your study and preparing your certification report, you may assume that the design basis (and corresponding assumptions) for the gas processing plant, liquefaction plant and other project facilities for the purposes of determining relevant estimates in respect of the production and processing of petroleum from the PRL15 Fields will be as for the actual design basis for such facilities, as communicated to you by the Instructor.

Otherwise, you may make such assumptions as your believe are appropriate. These should be described in your certification report.

4.	Relationship with Instructing Parties

The Instructing Parties have entered into binding agreement with each other (and others) in respect of certain transactions involving PRL15. Under that agreement:

(A)	each of the Instructing Parties must assist you to provide your certification report by providing such data or information (including raw, analysed and processed data and interpretive data and assessments) as you may reasonably require, and in any event may each provide to you such data or information (including raw, analysed and processed data and interpretive data and assessments) as they believe will assist you, whether or not requested or required by you; and

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(B)	none of the Instructing Parties are restricted in their communications with you (other than as set out in section 6 below), provided that:

(v)	they must each act reasonably in such communication and not seek unduly to influence you in the preparation of your certification report;

(vi)	any written communications, including electronic communications, as to any substantive matter in respect of your certification report between any of the Instructing Parties or their representatives and you (including by way of the provision of information as contemplated by paragraph 4(a) above) must be copied to the appropriate representatives of each other Instructing Party; and

(vii)	any verbal communications, including by electronic means or face to face, as to any substantive matter in respect of your certification report between any of the Instructing Parties or their representatives and you (including by way of the provision of information as contemplated by paragraph 4(a) above) must involve appropriate representatives of all of the Instructing Parties, and adequate notice of any such proposed communications must be given such as to allow all persons as should appropriately participate in the communications a reasonable opportunity to so participate.

The Instructor will be responsible for your fees, and will be reimbursed by the Instructing Parties as they have agreed between themselves.

5.	Timing

You are asked to provide your certification report as soon as reasonably practicable, and in any event within 90 days, after you receive this letter of instruction.

It is of importance to the Instructing Parties that your certification report is received within this period. Nonetheless, it is recognized that circumstances outside your control may cause delays that prevent this being achieved. You are asked to keep the Instructor fully informed as to the progress of your study, and to inform the Instructor immediately of any circumstances that may lead to any delay (and also the likely period of delay) in the completion of your study and the delivery of your certification report outside the time period above.

6.	Issue of final draft report and Instructing Parties submissions

You are instructed:

(A)	to provide to each Instructing Party simultaneously a final draft of your certification report for comment before your certification report is given;

(B)	that after the provision to the Instructing Parties of your final draft certification report, none of them or any of the affiliates or representatives are to have any communications with you other than as set out below;

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(C)	to allow the Instructing Parties a period of 14 days from the provision to them of your final draft certification report for them to make formal written submissions to you in respect of your final draft certification report, and a copy of any such submissions received are to be provided to all other Instructing Parties (to the extent not already so provided by the Instructing Party that made the submissions);

(D)	if any submissions are so received, to allow the Instructing Parties a further period of 7 days from the earliest of the date submissions have been received from all of the Instructing Parties and the date that is 14 days from the provision to them of your final draft certification report, to make formal written submissions in response to any written submissions made by any Instructing Party (but not new submissions), and a copy of any such response submissions so received are to be provided to all other Instructing Parties (to the extent not already so provided by the Instructing Party that made the response submissions);

(E)	if any response submissions are so received, to allow the Instructing Party that made the submissions to which the response submissions relate a further period of 7 days from the date that the response submissions were provided to such Instructing Party, to make formal written submissions in rebuttal to such response submissions, and a copy of any such rebuttal submissions so received are to be provided to all other Instructing Parties (to the extent not already so provided by the Instructing Party that made the rebuttal submissions);

(F)	to consider and take into account any such formal written submissions, response submissions and rebuttal submissions that you may receive within the relevant periods as above, and to amend your final draft certification report as you consider appropriate having regard to such submissions, response submissions and rebuttal submissions; and

(G)	then to provide your certification report as soon as reasonably practicable, and in any event within 7 days, after all the periods for the making submissions, response submissions and rebuttal submissions as above have lapsed.

7.	Receipt of information from Instructing Parties

While, as above, the Instructing Parties will be providing you with data or information and will not (as between themselves) be restricted in their communications with you, the 90 days deadline for the delivery of your certification report is paramount. You must obviously use your discretion as to what data or information you need to complete your study and to deliver your certification report. However, you are instructed to cease accepting new data or information to the extent that the 90 days deadline for the provision of your certification report would be compromised if you were to accept, and properly analyze and take account of the data or information, in completing your study and preparing your certification report.

If the flow of data or information from the Instructing Parties is such (whether too little, too great or inconsistent) as to be likely to delay the provision of your certification report beyond the 90 days deadline, you are asked to inform the Instructor promptly.

We look forward to receiving your certification report.

Yours faithfully

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SALE AGREEMENT SIGNATURE PAGE

EXECUTED AS AN AGREEMENT

As Seller

Signed by SPI (208) Limited by

sign here ►
Authorised Signatory

print name
in the presence of

sign here ►
Witness

print name

As Buyer

TOTAL E&P PNG 5 B.V. in the presence of ……………………………….. Witness	……………………………….. Attorney

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Annex 1         PRL 15 JOA

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Annex 2

First Appraisal Well – Indicative Location – South

Antelope-B is the proposed location for the Antelope-4 well. The location lies approximately 1200 metres to the SSE of the Antelope-2 location. Location B will require reconnaissance and site investigation before being finalised. The blue box highlights a 150m flexibility for the location.

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Annex 3         PRL 15 Area

PRL15 Fields

145°5'0"E
145°10'0"E
145°15'0"E
7°0'0"S
7°5'0"S
7°10'0"S
7°15'0"S
7°20'0"S
7°25'0"S
PPL 238
PPL 237
PRL 15
Elk
Antelope
2678
2679
2750
2751
2822
2823
2894
2895

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PRL 15 Fields descriptions

The PRL 15 Fields are part of the Late Oligocene to Miocene aged carbonate reservoir rocks comprised of deep water, platform and shallow reefal limestones sealed by Orubadi Formations marls and argillaceous clastics.

The areal extent of the Elk and Antelope fields based on current knowledge are portrayed on figure 1 below which represents hydrocarbon bearing and potentially hydrocarbon bearing Miocene carbonate penetrated by the Elk and Antelope wells drilled to the date of this Agreement.

Elk Field

The Elk Field is the petroleum bearing limestones intersected in the Elk-1 well and delineated by the Elk-2 well. The top of the reservoirs section and petroleum water contact is listed in Table 1 and the typical log response is shown on the Elk-1 and Elk-2 logs in figure 2.

Any petroleum encountered in future wells in the Elk Field or its lateral components that is in Pressure Communication with petroleum in the Elk-1 or Elk-2 wells will also be considered part of the Elk Field. Any petroleum encountered outside the Elk Field but in Pressure Communication with wells that are part of the Elk Field will also be considered part of the Elk Field.

Antelope Field

The Antelope field is the petroleum bearing limestones intersected in the Antelope-1, Antelope-2 and Antelope-3 and Elk 4 wells. The top of the reservoirs section and petroleum water contact is listed in Table 1 and the typical log response is shown on the Antelope 1, 2 and Elk 4 logs in figure 3.

Any petroleum encountered in future wells on the Antelope Field or its lateral components that is in Pressure Communication with petroleum in the Antelope-1, Antelope-2, Antelope-3 or Elk-4 wells will also be considered part of the Antelope Field. Any petroleum encountered outside the Antelope Field but in Pressure Communication with wells that are part of the Antelope Field will also be considered part of the Antelope Field.

Pressure Communication means with respect to any accumulation of petroleum, that:

(a)	such an accumulation has petroleum bearing sediments which are in direct and continuous petroleum contact with the Elk Field or Antelope Field as necessary;

(b)	such an accumulation belongs to the same petroleum pressure regime as the Elk Field or Antelope Field with which it is in such direct and continuous petroleum contact; and

(c)	the composition of the petroleum of such accumulation is consistent with the composition of the petroleum of the Elk Field or Antelope Field, as applicable, with which it is in such direct and continuous petroleum contact.

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Formation Tops and Gas Water Contacts

Table 1: IOC interpretation

	Elk-1	Elk-2	Antelope-1	Antelope-2	Antelope-3	Elk-4
Top of carbonates (meters sub sea)	1561	2263	1551	1688	1527	2039
Gas Water Contact (meters sub sea)	2248	2248	2224	2224	2224	2224

Table 1: TOTAL interpretation

	Elk-1	Elk-2	Antelope-1	Antelope-2	Antelope-3	Elk-4
Top of carbonates (meters sub sea)	1555	2268	1553	1688	1527	2055
Well TD (meters sub sea)	1749	3242	2506	2315	2459	2264
Gas Water Contact (meters sub sea)	2263	2263	2214	2214	2214	2214

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Figure 1: PRL15 Fields Areal extent

TOP RESERVOIR DEPTH STRUCTURE MAP

Depth
-1600
-2000
-2400
-2800
-3200
-3600
-4000
-4400
-4800
-5200
-5600
Elk-2
Elk-1
Elk-4
Antelope-1
Antelope-2
Gas Water Contact
290000
292000
294000
296000
298000
300000
0
1000
2000
3000
4000
5000m

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Figure 2: Elk Field type logs

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Figure 3: Antelope Field type logs

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